Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BabyQuip, Inc.
3201 Zafarano Dr, STE C-584-30598
Santa Fe, NM 87505
https://www.babyquip.com/

Up to $2,999,999.66 in Seed-7 Preferred at $1.07
Minimum Target Amount: $9,999.15

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: BabyQuip, Inc.
Address: 3201 Zafarano Dr, STE C-584-30598, Santa Fe, NM 87505
State of Incorporation: DE
Date Incorporated: May 06, 2016

Terms:

Equity

Offering Minimum: $9,999.15 | 9,345 shares of Seed-7 Preferred
Offering Maximum: $2,999,999.66 | 2,803,738 shares of Seed-7 Preferred
Type of Security Offered: Seed-7 Preferred
Purchase Price of Security Offered: $1.07
Minimum Investment Amount (per investor): $498.62

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Voting Rights of Securities Sold in this Offering

The Securities sold in this Offering contain a voting proxy except as otherwise set forth herein and in the Subscription Agreement. Please review the subscription agreement.

Voting Proxy. As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that, subject to the exception set forth herein and in the Subscription Agreement, the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Voting Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by a written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in BabyQuip, Inc., a Delaware corporation ("BabyQuip", also referred to as "we", "us", "our", or the "Company") you are eligible for additional bonus shares (rounded downward to the nearest whole share).

Time-Based Perks

Our Community

Invest within the first 72 hours and receive 12% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird

Invest within the first two weeks and receive 5% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk: Invest $2,500+ between day 40 - 45 and receive 10% bonus shares

Amount Based

Tier 1 | $1000+

Invest $1,000+ and receive a $50 BabyQuip gift card to use on future BabyQuip.com rentals.

Tier 2 | $5,000+

Invest $5,000+ and receive 5% bonus shares + a $250 BabyQuip gift card to use on future BabyQuip.com rentals.

Tier 3 | $10,000+

Invest $10,000+ and receive a 10% bonus shares and a $500 BabyQuip gift card to use on future BabyQuip.com rentals.

Tier 4 | $25,000+

Invest $25,000+ and receive 12% bonus shares and 50% off for three years at BabyQuip.com.

Tier 5 $50,000

Invest $50,000+ and receive 15% bonus shares, 50% off rentals for life at BabyQuip.com and an exclusive dinner for you and a guest in Santa Fe, NM with Fran Maier, BabyQuip Founder and CEO and a $1500 travel credit to cover flight and/or accommodations.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

BabyQuip, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-7 Preferred Stock at $1.07 / share, you will receive 110 shares of Series Seed-7 Preferred Stock, meaning you'll own 110 shares for $107. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Traveling with babies and toddlers is no easy task, and bulky baby gear makes it even harder. Founded in 2016, BabyQuip is the world's leading baby gear rental service, delivering clean, quality baby gear items—from car seats to strollers and more—to traveling families in over 2000 locations in the US, Canada, Mexico, the Caribbean, Australia, New Zealand, and several European locations. BabyQuip's managed marketplace and robust platform provide its community of over 3,000 independent contractors, called Quality Providers (QPs), the opportunity to build a business renting baby gear to families.

Most importantly, families love us! With an exceptional NPS Score consistently over 90 and over 100,000 five-star reviews, BabyQuip has filled over 300,000+ orders, allowing families to enjoy happier vacations. The Company was featured on Shark Tank in March 2020, awarded Most Innovative Baby Equipment Service by LuxLife, and named a winner in the first-ever Good Housekeeping 2023 Family Travel Awards.

BabyQuip provides a managed marketplace for independent contractors, called Quality Providers (each a "QP" and collectively the "QPs"), to start and grow their own businesses renting baby gear to traveling families. Once QPs have been thoroughly vetted, with full background checks, and trained on cleaning and hospitality standards, they're able to start delivering gear to families within days of setting up their profile. Quality Providers determine their inventory (gear they own), operating hours, delivery radius, prices, and more.

Though QPs manage their own businesses on our platform, BabyQuip helps the QPs succeed by providing national

marketing (including a flourishing social media program and strong promotions), a robust affiliate and partner network, and continued business and marketing education. BabyQuip keeps a percentage of gross merchandise value (GMV) of each order and also generates some revenue through minor fees, such as those collected from our Damage Waiver program or from administrative setup charges.

Competitors and Industry

Competitors

BabyQuip is the #1 international provider of baby gear rental for traveling families. Our primary competitors are mostly regional companies located in the United States, including Baby's Away, Babies Getaway, Rents4Babyand local mom'n pop gear rentals. The closest national competitor has a fraction of our web traffic, social media followers, and gear delivery locations. There is limited international competition.

We feel uniquely positioned in our business model; the scale of our network of providers; and our proprietary marketplace and item management technology that powers our platform on web and mobile apps. We are also the most credible and trusted brand in the industry, being led by Super Founder Frances Maier and offering best-in-class safety standards for our customers (we are the only baby gear rental platform that provides general liability insurance for every rental for up to $1MM, for example). We also have partnerships with prestige brands like Vrbo, Guesty, AvantStay, and more.

Market/Industry

Family travel statistics reveal that millennials take an average of 5 trips annually (source), and those with families tend to travel more than couples or even solo travelers. 87% of parents say that having to transport baby gear impacts their desire to travel, and 76% of parents say that they would take more vacations if they didn't have to transport their baby gear. BabyQuip clearly offers a service that families need, which has been the most exciting part - we know we save vacations!

BabyQuip is building the baby gear rental industry as the market leader of a new category. Baby gear rentals was an under-served market when the Company launched in 2016, and now we have introduced the concept at an international scale, with more QPs being added to locations around the world every month. Our challenge is to grow awareness of the category as many families still don't know you can rent baby gear.

Our primary markets are the United States, Mexico, Canada, and the Caribbean. In these regions, we estimate the total number of traveling families with children in our demographic (aged 5 and under) at approximately 30 million. Using an average order value of $200 and average orders of 1.3 per family, we value the total addressable market in North America at $7.8 billion. International expansion drastically increases our total addressable market. In secondary markets across Europe, South America, Australia, and New Zealand, an additional 109 million families with young children travel annually. Using a blended average order value of $172 and average orders of 1.3 per family, we value the total addressable market of secondary international markets at $24 billion.

Now that BabyQuip is entering into additional categories (Mobility, Pet, Party, and Beach), the opportunity is even larger.

- 18.6 million Americans report travel limiting disabilities, representing a $5B Mobility rentals market with an AOV of $268 (source)

- 78% of the 68 million dog owners in the USA plan to travel with their pet, representing a $1.3B rentals market if only 1 out of 5 rent at an AOV of $110 (source)

- Kids parties are estimated to be 10% of the publicly sized U.S. Party Rentals market, representing a $730M opportunity (source)

- U.S. Beach rentals are publicly sized to be worth $350M (source)

Combining all categories described above, BabyQuip's total addressable market is estimated to be worth $40 billion.

Current Stage and Roadmap

Current Stage

BabyQuip is currently live on BabyQuip.com and iOS and Android mobile applications. BabyQuip grew its gross merchandise value from $16.1 million in 2023 to $19.1 million in 2024, and increased its revenue by 29% from 2023 to 2024, growing to $6 million.

Future Roadmap

Looking ahead, BabyQuip is focused on accelerating growth through strategic investments in technology, category expansion, and international reach. We will continue enhancing our proprietary platform to support seamless rentals and deeper integrations with partners like Vrbo and other leading travel platforms. With the launch of GoQuip, we are expanding into high-demand categories including pet, beach, mobility, and party gear—unlocking a $39B+ market opportunity. Our roadmap includes scaling multi-channel marketing to drive awareness across all product verticals,

deepening our presence in key international destinations where Americans travel, such as Mexico, the Caribbean, and Central America, and strengthening our brand leadership in the family travel space. These initiatives position BabyQuip to lead the next wave of travel innovation.

The Team

Officers and Directors

Name: Frances Allocca Maier

Frances Allocca Maier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, CFO and Chairperson of the Board
  Dates of Service: May, 2016 - Present
  Responsibilities: Primarily responsible for setting the Company's vision, defining its strategic direction, and ensuring execution across all functions to drive growth and long-term success. This includes securing funding, building and leading the executive team, defining company culture, and making key decisions around product, market positioning, and go-to-market strategy.

Name: Joseph Eric Maier

Joseph Eric Maier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technical Officer
  Dates of Service: December, 2017 - Present
  Responsibilities: Primarily responsible for defining and executing the Company's technology strategy in alignment with its business goals. This includes overseeing product development, managing the engineering team, selecting the right tech stack, ensuring scalable and secure infrastructure, and making build-vs-buy decisions, among other things.

Name: Nicole Kitzman

Nicole Kitzman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Marketing
  Dates of Service: March, 2023 - Present
  Responsibilities: Primary responsibilities include developing and executing the Company's marketing strategy to drive growth, brand awareness, and customer acquisition. This includes overseeing demand generation, brand positioning, content strategy, and performance marketing across channels such as digital, email, social, and events

Other business experience in the past three years:

- Employer: BabyQuip, Inc.
  Title: Director of Lead Generation, Recruitment and Community
  Dates of Service: March, 2018 - March, 2023
  Responsibilities: Growing and retaining the supply and demand sides of BabyQuip.

Name: Kim Connolly

Kim Connolly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President Product Design
  Dates of Service: December, 2024 - Present
  Responsibilities: Primarily responsible for leading the overall design vision and strategy to ensure the Company delivers user-centered, visually compelling, and highly usable products. Core responsibilities include overseeing the full design lifecycle—from user research and wireframing to UI/UX execution and usability testing—while fostering a strong design culture within the Company.

Other business experience in the past three years:

- Employer: BabyQuip, Inc.
  Title: Director
  Dates of Service: October, 2019 - December, 2024
  Responsibilities: Responsibilities included designing and implementing the look and feel of the BabyQuip website, BabyQuip's brand identity and leading creative strategy for marketing.

Name: Sarah Cox

Sarah Cox's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Controller
  Dates of Service: January, 2001 - Present
  Responsibilities: As BabyQuip's Controller, she manages all of the Company's accounting needs. Sarah loves to travel and read.

Other business experience in the past three years:

- Employer: The Steadfast Group
  Title: Outsourced Controller
  Dates of Service: January, 2018 - April, 2024
  Responsibilities: Responsible for the full-cycle accounting operations for multiple clients across various industries; preparation of GAAP-compliant monthly financial statements, liaison for external audits, assistance with payroll compliance, investor reporting, and banking operations.

Name: Justine Gottshall

Justine Gottshall's current primary role is with InfoLawGroup. Justine Gottshall currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board of Directors
  Dates of Service: March, 2024 - Present
  Responsibilities: Responsible for approving major decisions including fundraising and budgets, providing strategic guidance, ensuring fiduciary and legal compliance, and supporting long-term growth.

Other business experience in the past three years:

- Employer: InfoLawGroup
  Title: Co-Managing Partner
  Dates of Service: June, 2011 - Present
  Responsibilities: My practice centers on privacy, cyber-security, licensing, digital marketing and the legal issues created by new technologies and media, including internal corporate compliance, mobile, applications, social media, e-mail and text messages, online and targeted advertising, marketing to children, viral marketing, and promotions; and technology, advertising and entertainment related contracts.

Name: Fernando Carranza

Fernando Carranza's current primary role is with Cleveland Avenue. Fernando Carranza currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board of Directors
  Dates of Service: March, 2024 - Present
  Responsibilities: Responsible for approving major decisions including fundraising and budgets, providing strategic guidance, ensuring fiduciary and legal compliance, and supporting long-term growth.

Other business experience in the past three years:

- Employer: Cleveland Avenue
  Title: Venture Investor
  Dates of Service: February, 2023 - Present
  Responsibilities: include finding, funding, and helping grow high-potential companies so that the investment delivers strong returns for their fund or portfolio.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in BabyQuip, Inc., a Delaware corporation (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed-7 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended to be, and shall not be deemed, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for its products, that people think it’s a better option than competing products and services, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the crowdfunding offering (this “Crowdfunding Offering”) was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Among other restrictions that may be imposed by the Company's operating documents, any shares of Series Seed-7 Preferred Stock purchased through this Crowdfunding Offering are subject to certain limitations imposed on such shares by the SEC which relate to your transfer of Series Seed-7 Preferred Stock, and you should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-7 Preferred Stock, and because the Series Seed-7 Preferred Stock have not been registered under the Securities Act of 1933, as amended (“Securities Act”) or under the securities laws of any state or non-United States jurisdiction, the Series Seed-7 Preferred Stock cannot be resold for a period of one (1) year. The limited exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Such limitations on the transfer of the Series Seed-7 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-7 Preferred Stock in a potential private sale. Purchasers of Series Seed-7 Preferred Stock (each, a “Purchaser”, and collectively, the “Purchasers”) should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Crowdfunding Offering will be required to represent that it is purchasing the Series Seed-7 Preferred Stock for its own account, for investment purposes and not with a view to resale or distribution thereof.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a potential acquirer; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series Seed-7 Preferred Stock in an aggregate amount of up to $2,999,999.66 in this Crowdfunding Offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in “Use of

Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors and an increase in the total number of authorized shares available to the Company, and as a result, your ownership percentage will be diluted. The unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page for this Crowdfunding Offering.

Minority Holder; Securities with Voting Rights
The Series Seed-7 Preferred that an investor is buying has voting rights attached to them but, except as otherwise set forth herein and in the Subscription Agreement, each investor who participates in this Crowdfunding Offering shall agree to be subject to the terms of a voting proxy. This means that, except as otherwise set forth herein and in the Subscription Agreement, as a minority holder of Series Seed-7 Preferred Stock in this Crowdfunding Offering, you have granted a proxy to the CEO of the Company to vote your shares. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, repurchases of securities by the Company, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Crowdfunding Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this Crowdfunding Offering, we may request that StartEngine instruct the escrow agent to disburse funds derived from this Crowdfunding Offering to the Company. At that point, investors whose subscription agreements have been accepted by the Company will become investors of the Company. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to a companies' business, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C (the "Form C Amendment") with the Commission, and investors whose subscriptions have not yet been accepted by the Company at the time the Form C Amendment is filed will have the right to withdraw their subscriptions and get their money back. Alternatively, each investor may reconfirm their investment commitment within five business days of the investor's receipt of the Form C Amendment notice. If any investor fails to reconfirm their investment within such five business days, the investor will be subsequently notified that, among other things, that their commitment was canceled and that the investor will receive a direct refund of the investor's funds. Investors whose subscriptions have already been accepted, however, will already be investors of the Company and will have no such right.

The development and commercialization of the Company's products and services are highly competitive.
The Company faces competition with respect to products and services that it sells and may face competition for those that it may develop or commercialize in the future. Our competitors include major companies worldwide. The baby gear rental market is an emerging industry where new competitors are entering the market frequently. Some of the Company's competitors may have access to greater financial resources, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in acquiring and further developing technologies. Smaller or early stage companies, such as us, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will maintain market acceptance and its ability to generate meaningful additional revenues from its products and services.

In order to be competitive and grow within our market, the Company must attract, recruit, retain and develop qualified personnel and the independent contractors who have needed experience.
Recruiting and retaining highly skilled personnel is critical to the growth of the Company and our success. Such demands will result in increased expenses to hire necessary personnel and to train our existing teams in order to develop additional expertise. Failure to attract such personnel could delay the anticipated growth of the Company and our desired marketing goals, which may result in a loss of customers and revenue and adversely affect our operating results.

The Company's expenses will significantly increase as we seek to execute on our current business model.
Although the Company estimates that it has enough cash runway until end of year, the Company will be ramping up cash burn to promote revenue growth by expanding the Quality Provider Network and entering into new markets, including international locations; developing new services in order to meet more of the needs of traveling families; hiring new personnel to execute on new programs; and further developing other Company operations, such as continuing to invest and develop the Company's Trust and Safety program, after the completion of the Crowdfunding Offering. The foregoing expenses could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2025.
If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward- looking statements.

If the contractor classification of the QPs that use the Company's platform is challenged, there may be adverse business, financial, tax, legal and other consequences.
The definition of Independent Contractor is regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings at the federal, state and municipal levels challenging the classification of workers as independent contractors. The tests governing whether a worker is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and misclassification of independent contractors are subject to change and divergent interpretations by various state, federal, and local authorities, all of which can create uncertainty and unpredictability for the Company. For example, effective January 1, 2020, California passed Assembly Bill 5 or AB 5, which limits the use of classifying workers as independent contractors rather than employees by companies in the state. Other jurisdictions have passed similar bills, seeking to classify gig economy workers as either independent contractors or employees.

The Company continues to maintain that QPs on its platform are independent contractors, but its arguments may ultimately be unsuccessful.
A determination in, or settlement of, any legal proceeding, whether the Company is party to such legal proceeding or not, that classifies a comparable worker as an employee instead of an independent contractor, could harm the Company's business, financial condition and results of operations, including as a result of: - monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements; - injunctions prohibiting the continuance of existing business practices; - claims for employee benefits, social security, workers' compensation and unemployment; and other claims, - charges or other proceedings under laws and regulations applicable to employers and employees, including - risks relating to allegations of joint employer liability or agency liability. QPs for the Company could take actions that could harm the Company's business. The Company's QPs are obligated to operate in accordance with certain brand standards. Nonetheless, QPs are independent contractors whom the Company does not control. The QPs operate and oversee their daily operations and have sole control over their equipment, as well as delivery, and pick-ups. As a result, these QPs make decisions independent of the Company that bear directly on the ultimate success and performance of their store. The failure of any QP to comply with the Company's brand standards could potentially have repercussions that extend beyond that QPs' own market area and materially adversely affect not only the business as a whole, but also the business of other QPs and the general brand image and reputation of the Company. This, in turn, could materially and adversely affect the Company's business and operating results.

If the Company is not able to attract and retain QPs, its financial performance may be negatively affected.
The Company's future growth and performance depends on its ability to attract, develop and retain qualified QPs who understand and appreciate its culture and are able to represent the brand effectively. A material decrease in profitability of QPs may make it more difficult to attract and retain QPs. There can be no assurance that the Company will continue to be able to recruit and retain a sufficient number of QPs and other candidates to meet growth targets. The Company's ability to maintain current performance and achieve future growth additionally depends on QPs' ability to meet their equipment needs while controlling other costs. For example, if QPs are unable to avoid excess inventory shrink, then the Company's business and results of operations may be adversely affected.

Any failure by QPs to comply with product safety laws may damage the Company's reputation and brand and harm its business.
Many of the products available on the site are subject to regulation by the Federal Consumer Product Safety Commission, the Federal Food and Drug Administration and similar state and international regulatory authorities. As a result, such products have been and could be in the future subject to recalls and other remedial actions. Many of the products available are for children, and these products are often subject to enhanced safety concerns and additional scrutiny and regulation. Product safety concerns may require the Company to voluntarily remove selected products from the site. Such recalls and voluntary removal of inventory could result in, among other things, lost sales, diverted resources, potential harm to reputation and increased customer service costs and legal expenses, which could have a material adverse effect on the business, financial condition and operating results. Some of the products available may expose the Company to product

liability claims and litigation or regulatory action relating to personal injury, death or environmental or property damage. Although the Company maintains liability insurance, it cannot be certain that coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms, or at all.

Operating results of the Company may fluctuate depending on factors that are difficult to forecast or may be outside the Company's control.
The Company's financial prospects are significantly dependent upon leisure travelers using its services. Leisure travel, including short term rentals at the end destination, is dependent on personal discretionary spending levels. Leisure travel services tend to decline during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which could negatively impact the demand for the Company's services. Additionally, events beyond the Company's control also may have a corresponding negative impact on its business and results of operations, including, but not limited to, natural disasters or outbreaks of pandemics and epidemics, all of which have and may continue to, disrupt normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents, and terrorist attacks, any of which could have an impact on its business and results of operations.

Concurrent Offering
Concurrent with this Crowdfunding Offering, the Company is offering Series Seed-8 Preferred Stock in a separate offering that is being made pursuant to Rule 506(b) of Regulation D under the Securities Act (the "Concurrent Offering"). The Company is making the Concurrent Offering by way of separate offering documents and is only made available to persons who are "accredited investors", as such term is defined in Regulation D of the Securities Act. The Company may commence selling the Series Seed-8 Preferred Stock before the date in which this Crowdfunding Offering is made available to investors. The Company is not offering Seed-7 Preferred Stock through the Concurrent Offering, and as a result, any shares sold pursuant to the Concurrent Offering will not be taken from the number of Seed-7 Preferred Stock allocated in connection with this Crowdfunding Offering. Instead, the sale of Seed-8 Preferred Stock from the Concurrent Offering will increase the issued and outstanding shares of the Company and dilute shareholders in this Crowdfunding Offering. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The reviewing CPA has included a "going concern" note in the audited financials for the continued operations of the Company.
The accompanying financial statements have been prepared assuming that the Company's continuing is a going concern. In the event the Company does not raise sufficient working capital and continues to experience its current operating losses, there will most likely be substantial doubt as to the Company's ability to continue. The Company has incurred losses from inception and has negative cash flows from operations, among other factors, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow. Management has determined, based on the Company's recent history and liquidity issues, that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted in the accompanying financial statements. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its products and services, respond to competitive pressures, or fund its operations. The accompanying financial statements do not include any adjustments that might result from this uncertainty.

The Company has outstanding liabilities.
Notes payable consisted of the following as of December 31, 2024: During 2021, the Company's existing loan from the U.S. Small Business Administration (the "SBA Loan") was increased by $350,000. Additionally, in 2021, the Company entered into the SD Loan for a principal amount of $500,000, which maintains an interest rate of 3.75% per annum. The terms of the loan stayed the same as described above.As of December 31, 2024, the balance stands at $483,976, which includes accrued interest of $22,813. In March 2020, the Company acquired a cleaning business from TotSquad for $250,000. Ongoing minimum threshold payments were paid quarterly through March 2025, in addition to URL sharing. These payments varied based on monthly GMV sales and averaged between $5-$8k each quarter. When the note was complete in March 2025, the Company began paying off the final balance quarterly. , The remaining balance, as of July 2025, stands at $ $57,079. This obligation is reported under Goodwill within the Company's financial statements.

Risk of Tariffs and Trade Restrictions.
The Company relies on equipment manufactured outside the United States, which exposes it to risks associated with tariffs, trade restrictions, and other regulatory barriers. Changes in U.S. trade policy, including the imposition of new tariffs, increases in existing tariffs, or the enforcement of additional import duties or quotas, could significantly increase the cost of acquiring necessary equipment. Such changes may arise due to geopolitical tensions, shifts in international trade agreements, or evolving government regulations. If tariffs or other trade restrictions materially increase costs, the Company may be forced to absorb the additional expenses, pass them on to customers, or seek alternative suppliers, which could disrupt operations, delay production, and negatively impact financial performance. Additionally, any restrictions on the

importation of critical equipment could limit the Company’s ability to scale or maintain its operations efficiently. There is no assurance that future trade policies will not adversely affect the Company’s business, supply chain, or profitability.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Frances A. Maier Living Trust	8,254,839	Common Stock	34.25%
Frances A. Maier Living Trust	200,481	Seed-2 Preferred	
Frances A. Maier Living Trust	1,308,443	Seed-5 Preferred	
Frances A. Maier	693,994	Common Stock	2.44%
Frances A. Maier, as CEO, holds the voting rights to these Seed-7 Preferred shares that were previously issued to investors via Crowdfunding.	1,342,517	Seed-7 Preferred	4.71%

The Company's Securities

The Company has authorized Common Stock, Seed-8 Preferred, Seed-7 Preferred, Seed-6 Preferred, Seed-5 Preferred, Seed-4 Preferred, Seed-3 Preferred, Seed-2 Preferred, and Seed-1 Preferred. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,803,738 of Seed-7 Preferred.

Common Stock

The amount of security authorized is 60,000,000 with a total of 15,063,393 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock on matters presented to the stockholders for their action or consideration at any meeting of the stockholders (and written actions in lieu of meetings thereof). Unless required by law, there shall be no cumulative voting.

Material Rights

The amount of Common Stock outstanding includes 3,791,177 shares of Common Stock currently issued and outstanding under the Company's Equity Incentive Plan (the "Plan"), and 160,700 shares of Common Stock currently remain available for issuance under the Plan.

Additionally, warrants to purchase 470,164 shares of Common Stock are currently issued and outstanding and have been included in the amount outstanding of Common Stock.

- Voting Rights: The holders of Common Stock are entitled to one vote for each share of Common Stock on matters presented to the stockholders for their action or consideration at any meeting of the stockholders (and written actions in lieu of meetings thereof). Unless required by law, there shall be no cumulative voting.

- Material Rights: The holders of Common Stock maintain dividend and liquidation rights, provided that such rights are subject to and qualified by the rights, powers, and privileges of the holders of Preferred Stock.

Seed-8 Preferred

The amount of security authorized is 4,661,175 with a total of 2,324,726 outstanding.

Voting Rights

See narrative below, pari passu with the other series of Preferred Stock.

Material Rights

The amount outstanding of Series Seed-8 Preferred Stock does not include certain amounts of shares that will be issued pursuant to the Company's Concurrent Offering (as defined below). The Series Seed-8 Preferred Stock to be sold in the Concurrent Offering will be sold at a price per share of $1.07.

o Voting Rights: See narrative below, pari passu with the other series of Preferred Stock.

o Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Liquidation Preference: Preferred Holders have certain liquidation preferences. See Exhibit F for complete information.

Conversion Rights: Preferred Holders have certain conversion rights. See Exhibit F for complete information.

Seed-7 Preferred

The amount of security authorized is 4,146,255 with a total of 1,342,517 outstanding.

Voting Rights

See narrative below, pari passu with all other series of Preferred Stock; provided, however, that the Seed-7 Preferred is subject to a voting proxy as detailed below.

Material Rights

The Securities sold in this Offering contain a voting proxy except as otherwise set forth herein and in the Subscription Agreement. Please review the subscription agreement.

Voting Proxy. As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that, subject to the exception set forth in the Subscription Agreement, the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Voting Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by a written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. Notwithstanding the foregoing or anything herein contained to the contrary, the proxy shall not apply to any Seed-7 Investor who purchases Seed-7 Preferred at the closing and/or any additional closing(s) after the date thereof, with an aggregate purchase price of at least USD$100,000.00.

o Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Liquidation Preference: Preferred Holders have certain liquidation preferences. See Exhibit F for complete information.

Conversion Rights: Preferred Holders have certain conversion rights. See Exhibit F for complete information.

Seed-6 Preferred

The amount of security authorized is 4,296,090 with a total of 4,296,090 outstanding.

Voting Rights

See narrative below, pari passu with the other series of Preferred Stock.

Material Rights

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Liquidation Preference: Preferred Holders have certain liquidation preferences. See Exhibit F for complete information.

Conversion Rights: Preferred Holders have certain conversion rights. See Exhibit F for complete information.

Seed-5 Preferred

The amount of security authorized is 2,269,054 with a total of 2,269,054 outstanding.

Voting Rights

See narrative below, pari passu with the other series of Preferred Stock.

Material Rights

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Liquidation Preference: Preferred Holders have certain liquidation preferences. See Exhibit F for complete information.

Conversion Rights: Preferred Holders have certain conversion rights. See Exhibit F for complete information.

Seed-4 Preferred

The amount of security authorized is 2,384,565 with a total of 2,384,565 outstanding.

Voting Rights

See narrative below, pari passu with the other series of Preferred Stock.

Material Rights

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Liquidation Preference: Preferred Holders have certain liquidation preferences. See Exhibit F for complete information.

Conversion Rights: Preferred Holders have certain conversion rights. See Exhibit F for complete information.

Seed-3 Preferred

The amount of security authorized is 1,613,384 with a total of 1,613,384 outstanding.

Voting Rights

See narrative below, pari passu with the other series of Preferred Stock.

Material Rights

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Liquidation Preference: Preferred Holders have certain liquidation preferences. See Exhibit F for complete information.

Conversion Rights: Preferred Holders have certain conversion rights. See Exhibit F for complete information.

Seed-2 Preferred

The amount of security authorized is 2,110,616 with a total of 2,110,616 outstanding.

Voting Rights

See narrative below, pari passu with the other series of Preferred Stock.

Material Rights

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Liquidation Preference: Preferred Holders have certain liquidation preferences. See Exhibit F for complete information.

Conversion Rights: Preferred Holders have certain conversion rights. See Exhibit F for complete information.

Seed-1 Preferred

The amount of security authorized is 1,578,139 with a total of 1,521,634 outstanding.

Voting Rights

See narrative below, pari passu with the other series of Preferred Stock.

Material Rights

Material Rights: See narrative below, pari passu with the other series of Preferred Stock.

Liquidation Preference: Preferred Holders have certain liquidation preferences. See Exhibit F for complete information.

Conversion Rights: Preferred Holders have certain conversion rights. See Exhibit F for complete information.

What it means to be a minority holder

Except for investors who purchase Seed-7 Preferred Stock in this Offering with an aggregate purchase price of at least USD$100,000.00, as a minority holder of Series Seed-7 Stock of this offering, you have granted your votes by proxy to the

CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. As a result, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to such company issuing additional shares. In other words, when the Company issues more shares, the percentage of the company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, or any other financing), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The Company is concurrently offering Series Seed-8 Preferred Stock through a concurrent offering pursuant to Rule 506(b) of the Securities Act (the "Concurrent Offering"). The Company is not offering Series Seed-7 Preferred Stock in the Concurrent Offering, and as a result, any shares sold pursuant to the Concurrent Offering will not be taken from the total number of shares allocated as Series Seed-7 Preferred Stock in connection with this crowdfunding offering. Instead, the issuance of Series Seed-8 Preferred Stock issued in the Concurrent Offering will increase the total number of issued and outstanding shares of the Company and dilute investors in this crowdfunding offering. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed-7 Preferred Crowdfunding Offering
  Type of security sold: Equity
  Final amount sold: $1,225,301.94
  Number of Securities Sold: 1,342,517
  Use of proceeds: Working Capital
  Date: February 13, 2024
  Offering exemption relied upon: Regulation CF

- Name: Series Seed-7 Preferred Crowdfunding Offering
  Type of security sold: Equity
  Final amount sold: $35,410.29
  Number of Securities Sold: 34,337
  Use of proceeds: StartEngine Fees
  Date: February 13, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed-8 Preferred Financing
  Type of security sold: Equity
  Final amount sold: $2,487,456.82

Number of Securities Sold: 2,324,726
Use of proceeds: Working Capital
Date: August 29, 2025
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024, compared to year ended December 31, 2023

BabyQuip experienced strong revenue growth in 2024 vs. 2023, with GMV (a measure of the overall revenue the company collected, less tips and tax, before payouts to Quality Providers), up to over $19M, +18% vs. YA. The GMV growth resulted from significantly more baby gear rental orders (100k+ reservations in 2024). The Net Revenue growing to $6M from $4.67M reflected the above as well as improvement to the take rate (the amount of money the Company retains after paying out the Quality Providers, calculated as Net Revenue as a percent of GMV) from 28.9% to 31.5%, which reflected the additional revenue from offering Damage Protection coverage.

The Gross Profit was $5.25M, +30.6% vs. 2023 as a result of the overall business growth. Gross Margin was 87% of Net Revenue, +1 percentage point vs. LY, driven primarily by increased Damage and Cancellation program revenue.

Other operating Expenses were $2.3M, up 41% from PY ($1.67M), driven by increased General Liability insurance (+$110k in 2024), and legal fees related to development of new initiatives (+$63k in 2024).

Net Operating Loss was -2.39M, 19.2% lower than 2023 ($2M) reflecting higher revenue and carefully controlling expenses. Net Operating Loss as a percent of Net Revenue declined from 43% of Net Revenue to 40% of Net Revenue. Overall Net Income was -$2.5M, +15% vs. 2023, reflecting higher state and local tax payments and interest expense on EIDL loan, as well as higher marketing costs.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are continuing to invest in development of our services, international expansion, and new service offerings. Past cash was primarily generated through generating revenues and equity investment. Our goal is to become cash flow positive from operations in 2026 for our business in the United States.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 31, 2025, the Company has capital resources available in the form of $823k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These incremental funds, in addition to the cash we generate from operations, are required to support continued expansion into new markets (Western European countries, Central and South America), support of new service offerings, and achievement of scale and profitability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company

has, 27% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount and secures no additional funds through financing, we anticipate the Company will be able to operate through the end of 2025 . This is based on a current monthly burn rate averaging $175k for expenses related to marketing and personnel expenses and reflects the $950k currently in cash.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount in this Crowdfunding Offering, we anticipate that such funds will allow the Company to operate until the first quarter of 2027. This estimate is based on an average current monthly burn rate of the Company averaging $175k for expenses related to marketing and personnel expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including the offering of Seed-8 Preferred in the Concurrent Offering (as herein defined) (see Risk Factor entitled "Concurrent Offering"). The Company is not offering Series Seed-7 Preferred Stock in the Concurrent Offering and none of the investors in this Crowdfunding Offering may participate in the Concurrent Offering.

As mentioned herein, concurrent with this Crowdfunding Offering, the Company is offering Seed-8 Preferred in a separate offering that is being made pursuant to Rule 506(b) of Regulation D under the Securities Act (the "Concurrent Offering"). The Company is making the Concurrent Offering by way of separate offering documents and that is only made available to persons who are "accredited investors", as such term is defined in Regulation D of the Securities Act. The Company will commence selling the Seed-8 Preferred at a price per share of $1.07 before the date in which this Crowdfunding Offering is made available to potential investors. Additionally, investors that purchase Seed-8 Preferred in the Seed-8 Extension Financing, with an aggregate purchase price of at least $500,000 (each, a "Qualified Investor"), shall receive a warrant to purchase shares of the Company's Common Stock (each, a "Warrant"). The number of shares of Common Stock subject to each Warrant shall be equal to 20% of the aggregate dollar amount invested by such Qualified Investor in the Seed-8 Extension Financing, divided by the Original Issue Price. It is the opinion of the Company that based on the current rules and regulations pertaining to the integration of offerings, that pursuant to such rules and the Company's interpretation of Rule 152, offering both the Concurrent Offering and this Crowdfunding Offering may present certain concerns regarding integration.

Specifically, since the Concurrent Offering prohibits general solicitation and this Crowdfunding Offering permits general solicitation, the Company must ensure that both the Concurrent Offering and this Crowdfunding Offering are conducted in accordance with the registration, qualifications, and exemption requirements, as applicable. In an effort to do so, the Company shall require that no investors in this Crowdfunding Offering participate in the Concurrent Offering, and similarly, that no purchasers in the Concurrent Offering participate in this Crowdfunding Offering (such participation in both the Concurrent Offering and this crowdfunding offering is referred to as "Dual Participation"). In the event the Company learns of any such efforts of Dual Participation, the Company shall have the automatic right and ability, without advance notice being provided, to reject any such investment immediately to ensure compliance with Rule 152.

The Company shall also require that only those purchasers that have a substantial relationship with the Company, which was established before the commencement of the Concurrent Offering, participate in the Concurrent Offering and that no general solicitation to the public at large occurs in connection with the Concurrent Offering.

Indebtedness

- Creditor: SBA Loan
  Amount Owed: $480,732.00
  Interest Rate: 3.75%
  Maturity Date: June 05, 2020

Related Party Transactions

- Name of Person: Justine Gotshall
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During 2024, BabyQuip incurred legal fees of $128,988 for services

provided by InfoLawGroup LLP ("ILG"), a law firm co-managed by Ms. Gottshall. The firm is considered a related party due to Ms. Gottshall's executive role. As of December 31, 2024, BabyQuip owed ILG $53,729 for 2024 services. Payment was delayed due to seasonal cash flow constraints, with Ms. Gottshall's awareness. This balance was fully paid as of July 23, 2025.
Material Terms: As of July 31, 2025, BabyQuip owed ILG $24,600 for legal services provided from January to May 2025.

Valuation

Pre-Money Valuation: $35,230,797.53

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

In making this calculation we have assumed that all outstanding warrants are exercised.

Other than the currently outstanding warrants, the Company has no convertible securities outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.15 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $2,999,999.66, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- Growth & Marketing
  7.5%
  We plan to use approximately 7.5% of the funds raised for growth and marketing, focused on recruiting new Quality Providers, attracting new customers, and building our brand awareness in the US and in international markets. Development in our deep integration initiative will allow us market exposure through partnerships, which will keep our marketing spend lower than the last phase.
- Product Development
  10.0%
  We plan to use approximately 10% of the funds raised for market and customer research, new service development, and market testing and development of the platform.
- Personnel
  53.0%
  We plan to use approximately 53% of the funds to hire key personnel for daily operations, including the following roles: Chief Operating Officer, Chief Financial Officer, General Counsel, and various customer service, technology, and marketing roles as well as Country Managers in new markets. Wages to be commensurate with training, experience and position.
- Working Capital
  12.0%
  We plan to use approximately 12% of the funds for working capital to cover expenses for our Trust and Safety Program (primarily liability insurance) as well as ongoing day-to-day operations of the Company.
- Contingency
  10.0%
  We plan to use approximately 10% of the budget to a reserve to mitigate unexpected costs or capitalize on strategic opportunities that support accelerated growth. The Company may change the intended use of proceeds if our officers

believe it is in the best interests of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.babyquip.com/ (https://babyquip.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/babyquip

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR BabyQuip, Inc.

[See attached]

BABYQUIP, INC.

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITOR'S AUDIT REPORT 1

FINANCIAL STATEMENTS:

Balance Sheets. 3

Statements of Operations 4

Statements of Changes in Stockholders' Equity / (Deficit) 5

Statements of Cash Flows 6

Notes to Financial Statements 7

SET APART

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BabyQuip, Inc.
Santa Fe, New Mexico

Opinion

We have audited the financial statements of BabyQuip, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date the financial statements were issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

August 5, 2025
Los Angeles, California

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	897,982	$	2,178,693
Prepaids And Other Current Assets		249,174		409,863
Total Current Assets		**1,147,156**		**2,588,556**
Intangible Assets, net		50,759		30,496
Goodwill		303,496		303,496
Total Assets	**$**	**1,501,411**	**$**	**2,922,548**
LIABILITIES AND STOCKHOLDERS' EQUITY / (DEFICIT)				
Current Liabilities:				
Accounts Payable	$	308,836	$	116,495
Credit Card		16,132		53,111
Current Portion of Long Term Debt		12,678		16,667
Deferred Revenue		171,195		150,607
Other Current Liabilities		734,147		512,253
Total Current Liabilities		**1,242,988**		**849,134**
Long Term Debt Less Current Maturities		448,485		457,175
Other Long-Term Liabilities		-		131,935
Total Liabilities	**$**	**1,691,473**	**$**	**1,438,243**
STOCKHOLDERS' EQUITY/(DEFICIT)				
Preferred Stock		1,762		1,698
Common Stock	$	902	$	894
Additional Paid In Capital		12,425,720		11,447,872
Accumulated Deficit		(12,618,445)		(9,966,158)
Total Stockholders' Equity / (Deficit)		**(190,062)**		**1,484,305**
Total Liabilities And Stockholders' Equity / (Deficit)	**$**	**1,501,411**	**$**	**2,922,548**

See accompanying notes to financial statements.

For The Years Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	6,004,181	$	4,667,640
Cost of Revenue		753,163		646,624
Gross Profit		**5,251,018**		**4,021,016**
Operating Expenses				
Personnel Expenses		2,453,249		2,100,663
Professional Services		845,441		632,692
General And Administrative		1,676,512		1,174,635
Sales And Marketing		2,840,275		2,273,931
Total Operating Expenses		**7,815,477**		**6,181,922**
Operating Loss		**(2,564,459)**		**(2,160,906)**
Interest Expense		17,549		18,075
Other Expenses		70,279		52,812
Loss Before Provision For Income Taxes		**(2,652,287)**		**(2,231,792)**
Provision/(Benefit) For Income Taxes		-		-
Net Loss	**$**	**(2,652,287)**	**$**	**(2,231,792)**

See accompanying notes to financial statements.

BABYQUIP INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY / (DEFICIT)

(USD $ in Dollars, except per share data)	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity / (Deficit)
Balance—December 31, 2022	**14,251,848**	**$ 1,424**	**8,809,770**	**$ 881**	**$ 9,050,264**	**$ (7,734,366)**	**$ 1,318,203**
Shares Issued Upon Exercise Of Stock Option	-	-	129,479	13	(13)	-	-
Issuance Of Preferred Stock	2,738,963	274	-	-	2,295,440	-	2,295,714
Stock-Based Compensation	-	-	-	-	102,181	-	102,181
Net Loss	-	-	-	-	-	(2,231,792)	(2,231,792)
Balance—December 31, 2023	**16,990,811**	**$ 1,698**	**8,939,249**	**$ 894**	**$ 11,447,872**	**$ (9,966,158)**	**$ 1,484,305**
Shares Issued Upon Exercise Of Stock Option	-	-	71,687	7		-	7
Issuance Of Preferred Stock	638,134	64	-	-	880,728	-	880,792
Stock-Based Compensation	-	-	-	-	97,120	-	97,120
Net Loss	-	-	-	-	-	(2,652,287)	(2,652,287)
Balance—December 31, 2024	**$ 17,628,945**	**$ 1,762**	**$ 9,010,936**	**$ 902**	**$ 12,425,720**	**$ (12,618,445)**	**$ (190,062)**

See accompanying notes to financial statements.

BABYQUIP INC.
STATEMENTS OF CASH FLOWS

As of December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (2,652,287)	$ (2,231,792)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:		
Amortization of intangibles	52,674	49,524
Share Based Compensation Expense	97,120	102,181
Changes In Operating Assets And Liabilities:		
Prepaids And Other Current Assets	160,689	(50,828)
Accounts Payable	192,341	77,211
Credit Card	(36,979)	34,199
Deferred Revenue	20,587	28,074
Other Current Liabilities	120,525	(45,334)
Net Cash Used In Operating Activities	**(2,045,330)**	**(2,036,764)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases Of Intangibles	(72,936)	(5,040)
Net Cash Used In Investing Activities	**(72,936)**	**(5,040)**
CASH FLOW FROM FINANCING ACTIVITIES		
Small Disater Loan Paymemt	(12,679)	(16,001)
Capital Contributions	880,728	2,295,440
Guaranteed Earn Out Payment	(30,495)	(29,960)
Net Cash Provided By Financing Activities	**837,555**	**2,249,479**
Change In Cash	**(1,280,711)**	**207,674**
Cash —Beginning Of Year	2,178,693	1,971,019
Cash —End Of Year	**$ 897,982**	**$ 2,178,693**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 17,549	$ 18,075
Cash Paid During The Year For Taxes	$ 3,462	$ 6,497

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

BabyQuip Inc. was incorporated on May 2, 2016, in the state of Delaware. The financial statements of BabyQuip Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Fe, New Mexico.

The Company is a baby equipment rental service and marketplace offering clean, safe, and insured baby equipment in over 1,000+ cities across the US, Canada, Mexico, the Caribbean, Australia & New Zealand. The Company rents full-sized cribs, strollers, car seats, toys, books, highchairs, carriers, noise machines, baby baths, bouncy seats, pack 'n plays, monitors, jumpers, and many more baby gear items in order to improve the way families travel.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024, and 2023. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short-term nature or because they are payable on demand.

Cash
Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash exceeded FDIC-insured limits by $285,301 and $1,240,919, respectively.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Intangible Assets
Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and trademarks and are amortized over the period of five and seven years, respectively.

Goodwill
Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples, or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350, and as of December 31, 2024, and 2023, the goodwill impairment is not material to these financial statements.

Business Combinations
The Company accounts for business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) Topic 805, Business Combinations. Under the acquisition method, the Company recognizes the identifiable assets acquired and liabilities assumed at their acquisition-date fair values. The excess of the purchase price over the fair value of identifiable net assets acquired is recorded as goodwill.

Asset Acquisitions
The Company accounts for asset acquisitions in accordance with ASC 805-50, Business Combinations – Asset Acquisition. An acquisition is accounted for as an asset acquisition if it does not meet the definition of a business under ASC 805. In such cases, the total cost of the acquisition, including direct transaction costs, is allocated to the individual identifiable assets acquired and liabilities assumed on a relative fair value basis.
Identifiable intangible assets acquired in an asset acquisition are recognized if they meet the definition of an intangible asset under ASC 350 and are amortized over their estimated useful lives. Goodwill is not recognized in an asset acquisition. Transaction costs are capitalized as part of the asset's cost.

Impairment of Long-lived Assets
Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the

estimated future cash flows associated with the asset. During the years ended 2024 and 2023 there was no impairment of long-lived assets.

Cost of Revenue
Costs of sales include payment processing fees and other directly related expenses.

Revenue Recognition
The Company generates revenue from facilitating guest bookings of baby equipment offered by hosts on the Company's platform (referred to as the "Marketplace service"). The Company generates substantially all revenue from rentals booked on its platform.

The Company accounts for revenue under the Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers (ASC 606) using the 5-step criteria.

The Company considers both hosts and guests to be its customers. The Company's Terms of Service ("TOS"), made by a guest, the host agrees to provide the use of the baby equipment. At such time, the host and guest also agree upon the applicable booking value as well as host fees and guest fees (collectively "service fees"). The amounts charged for rental fees for the Marketplace service vary based on factors such as the equipment type, the day of the week, the time of the booking, and the duration of the trip. The Company charges service fees in exchange for certain activities, including the use of the Company's platform, customer support, and payment processing activities. These activities are not distinct from each other and are not separate performance obligations. As a result, these services integrate together to form a single performance obligation, which is to facilitate the booking of baby equipment. The Company's service occurs upon the completion of a check-in event (a "check-in") whereby the guest receives possession of the equipment for use over the specified contract period. The Company recognizes revenue upon check-in as its performance obligation is satisfied upon check-in, and the Company has the right to receive payment for the fulfillment of the performance obligation. which are listed on its website, govern the use of the Company's platform.

The Company charges service fees to its customers as a percentage of the value of the booking, excluding taxes. The Company collects both the booking value from the guest on behalf of the host and the applicable guest fees owed to the Company using the guest's pre-authorized payment method. After the rental is complete, the Company disburses the booking value to the host, less the fees due from the host to the Company.

The Company's Terms of Service stipulate that a host may cancel a confirmed booking at any time up to check-in. Therefore, the Company determined that for accounting purposes, each booking is a separate contract with the host and guest, and the contracts are not enforceable until check-in. Since an enforceable contract for accounting purposes is not established until check-in, there were no partially satisfied or unsatisfied performance obligations as of December 31, 2024, and 2023. The service fees collected from customers prior to check-in are recorded as unearned fees on the balance sheet. Unearned fees are not considered contract balances under ASC 606-10-50-8 because they are subject to refund in the event of a cancellation. Unearned fees also consist of non-refundable payments from customers related to trips currently in progress at period end.

The Company evaluates the presentation of revenue on a gross versus net basis based on whether or not it is the principal (gross) or the agent (net) in the transaction. As part of the evaluation for its Marketplace service, the Company considers whether it controls the right to use the equipment before control is transferred. Indicators of control that the Company considers include whether the Company is primarily responsible for fulfilling the promise associated with the booking of the equipment, whether it has inventory risk associated with the equipment, and whether it has discretion in establishing the prices for the equipment booked. The Company determined that it does not establish pricing for equipment listed on its platform and does not control the right to use the host's equipment at any time before, during, or after the completion of a rental booked on the Company's platform. Accordingly, the Company has concluded that it

is acting in an agent capacity, and revenue is presented net, reflecting the service fees received from the Marketplace service.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $2,840,275 and $2,273,931 respectively which are included in sales and marketing expenses.

Related Party Transactions

The Company identifies related parties based on the guidance in ASC 850, Related Party Disclosures. Related parties include affiliates of the Company, members of the Board of Directors, executive officers, and entities in which such persons hold a significant ownership or management role. Transactions with related parties are accounted for in accordance with the terms agreed upon between the parties and are disclosed when material.

The Company discloses all material transactions with related parties, including the nature of the relationship, the terms of the transaction, amounts involved, and any outstanding balances at period end. When applicable, the Company evaluates such transactions for reasonableness and whether they were conducted on terms equivalent to those that would prevail in an arm's-length transaction."

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Option Pricing Model (OPM) to determine the fair value of stock options.

Income Taxes

BabyQuip Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 5, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance,

(ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2024	2023
Prepaid Expenses	$ 249,174	$ 409,863
Total Prepaids and Other Current Assets	**$ 249,174**	**$ 409,863**

Other current liabilities consist of the following items:

Other Current Liabilities:

As of December 31,	2024	2023
Accrued Expenses	131,530	84,107
Accrued Salaries	257,806	313,069
Sales Tax Payable	218,442	92,265
Accrued Interest	-	22,813
Guaranteed Earn-out Payment	126,369	-
Total Other Current Liabilities	**$ 734,147**	**$ 512,253**

Other long-term liabilities consist of the following items:

Other long-term liabilities

As of December 31,	2024	2023
Guaranteed Earn-out Payment	$ -	$ 131,935
Total Other Long-Term Liabilities	**$ -**	**$ 131,935**

During 2020, the Company acquired certain assets and liabilities of CleanBee, LLC. Pursuant to the purchase agreement, the Company acquired assets, including customers and suppliers lists, and assumed liabilities of gift card liability in exchange for a total of 184,469 common shares and a guaranteed amount of $250,000.

Guaranteed amount consists of $25,000 payment made upon execution of the agreement and future payments based on the percentage of future gross merchandise volume. A total of $25,960 and $30,495 payments were made during 2023 and 2024, respectively, resulting in a balance of $131,935 and $126,369 as of December 31, 2023 and 2024.

4. BUSINESS COMBINATION

During 2020, the Company acquired certain assets and liabilities of CleanBee, LLC. Pursuant to the purchase agreement, the Company acquired assets, including customers and suppliers lists, and assumed liabilities of gift card liability in exchange for a total of 184,469 common shares and a guaranteed amount of $250,000. The Company recognized has $305,496 goodwill in connection with its acquisition of the assets and certain liabilities of CleanBee, LLC. In accordance with its policies, the Company performed a qualitative assessment of goodwill as of December 31, 2020, determined there is no impairment of goodwill.

This acquisition was accounted for using the acquisition method of accounting. The fair value of assets, liabilities and the purchase price allocation as of March 12, 2020 was as follows:

		Allocation of Purchase Price
Total Assets	**$**	**-**
Gift Card Liability	$	2,000
Total Liability	**$**	**(2,000)**
Number of Common Stock		184,469
Value of stock on the date of issuance		**0.29**
	$	53,496
Guranteed Payment	$	250,000
Purchase Consideration		303,496
Goodwill	**$**	**(305,496)**

5. INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible assets consist of:

As of December 31,		2024		2023
Trademark	$	77,689	$	77,689
Website		124,926		51,990
Intangibles, at Cost		**202,615**		**129,679**
Accumulated Amortization		(151,856)		(99,183)
Intangible Assets, net	**$**	**50,759**	**$**	**30,496**

During the years ended December 31, 2024, and December 31, 2023, the Company acquired certain video content assets and website URL from an unrelated third party for a total purchase price of $72,937 and $5,040, respectively. The transaction did not include the transfer of processes, workforce, or other inputs and therefore did not meet the definition of a business under ASC 805. Accordingly, the transaction was accounted for as an asset acquisition in accordance with ASC 805-50.

The entire purchase price was allocated to identifiable intangible assets, specifically video content in 2024, and website URL in 2023, and was capitalized under intangible assets. The Company determined that the video content and URL have a finite useful life of 1 year, and accordingly began amortizing the asset on a straight-line basis over that period.

Amortization expenses for intangible assets for the fiscal year ended December 31, 2024, and 2023 were in the amounts of $52,674 and $49,524, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period		Amortization Expense
2025	$	28,769
2026		21,990
Total	**$**	**50,759**

6. GOODWILL

The following is the roll forward as of December 31, 2024, and December 31, 2023.

Balance as of December 31, 2022	**$**	**303,496**
Acquisitions		-
Amortization		-
Write-off		-
Balance as of December 31, 2023	**$**	**303,496**
Acquisitions		-
Amortization		-
Write-off		-
Balance as of December 31, 2024	**$**	**303,496**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 60,000,000 shares designated as Common Stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 9,010,936 shares and 8,939,249 Common Shares have been issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 19,578,950 shares designated as Preferred Stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 17,628,945 and 16,990,811 Preferred Shares have been issued and outstanding, respectively.

Liquidation Preferences

Unconverted preferred shares receive their liquidation preference first, then also participate in remaining distributions with common stockholders.

Voting rights

Preferred stockholders vote as converted with common stock as a single class. They have protective provisions/veto rights over major corporate actions like altering rights, issuing senior securities, declaring dividends, and liquidation events.

Dividend rights

All dividends are declared pari passu (equally) between preferred and common stock on an as-converted basis. No cumulative dividend rights are specified for the preferred stock.

8. SHARE-BASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,390,915 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options
The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2023
Expected Life (Years)	4
Risk-Free Interest Rate	1.59%
Expected Volatility	60%
Annual Dividend Yield	0%

No options were granted in 2024. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.
Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**2,712,295**	**$ 0.08**	**4.00**
Granted	980,485	0.16	-
Exercised	(129,479)	(0.16)	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**3,563,301**	**$ 0.16**	**3.60**
Exercisable Options at December 31, 2023	**3,563,301**	**$ 0.16**	**3.60**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	**3,563,301**	**$ 0.16**	**3.20**
Exercisable Options at December 31, 2024	**3,563,301**	**$ 0.16**	**3.20**

As of December 31, 2024, no shares remained available for future grants under the Plan. Total share-based compensation expenses recognized in the statement of operations for the years 2024 and 2023 were $97,120 and $102,181, respectively.

The fair value of the stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of the grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2024, was approximately $0. The total fair value of the stock awards vested during 2024 was $0.

9. DEBT

Loans

During the years presented, the Company entered into loan agreements. The details of the Company's loans and the terms are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SD Loan	$ 500,000	3.75%	Fiscal year 2021	6/5/2050	$ 12,678	$ 448,485	$ 461,163	$ 16,667	$ 457,175	$ 473,842
Total					**$ 12,678**	**$ 448,485**	**$ 461,163**	**$ 16,667**	**$ 457,175**	**$ 473,842**

The summary of the future maturities is as follows:

As of December 31,	
2025	$12,678
2026	12,678
2027	12,678
2028	12,678
2029	12,678
Thereafter	397,773
Total	**$461,163**

10. RELATED PARTY TRANSACTIONS

In 2024, BabyQuip incurred $128,987.50 in legal fees from InfoLawGroup LLP ("ILG"), a related party. ILG is co-managed by Justine Gottshall, a member of BabyQuip's Board of Directors. While Ms. Gottshall did not directly provide legal services, the firm is considered a related party due to her executive role.

As of December 31, 2024, BabyQuip owed ILG $53,729. Payment was delayed due to seasonal cash flow constraints, with Ms. Gottshall's awareness. The 2024 balance was fully paid as of July 23, 2025.

As of July 31, 2025, the Company owes ILG $24,059.50 for legal services provided from January through May 2025. BabyQuip hired in-house counsel in April 2025 to reduce reliance on outside legal firms. 2024 legal costs were elevated due to significant contract work tied to a strategic partnership launched in June 2025.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

As of December 31,	2024	2023
Net Operating Loss	$ (787,729)	$ (662,842)
Valuation Allowance	787,729	662,842
Net Provision for income tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (3,747,678)	$ (2,959,949)
Valuation Allowance	3,747,678	2,959,949
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $12,618,445. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations. The management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2024, and December 31, 2023.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business.

On or about February 18, 2025, the Company received correspondence from the claimant's attorney alleging that the Company website installed certain software in violation of the California Invasion of Privacy Act ("CIPA"). The Company has denied the claims. To avoid additional potential expense to defend the allegations, both Company and claimant have agreed to settle all claims in accordance with the terms of a proposed Settlement and Release Agreement pursuant to which Company will pay claimant the amount of $9,500. The parties are in the process of finalizing the terms of the Settlement Agreement. Estimated legal fees incurred by the Company are less than $3,000.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through August 5, 2025, which is the issuance date of these financial statements.

In 2025, Company entered into a contract with a major online marketplace for vacation rentals, a leading vacation rental platform, to bring trusted baby and family gear rentals directly to traveling families. Company now reaches millions of family travelers at the ideal moment—while planning and preparing for their trips—dramatically increasing brand visibility and conversion potential.

No other subsequent events requiring disclosure or adjustment to the financial statements were identified.

14. GOING CONCERN

The Company has a net operating loss of $2,564,459, an accumulated deficit of $12,618,445, a net operating cash outflow of $2,045,330 and liquid assets in cash of $897,982. The Company's situation raises substantial doubt on whether the entity can continue as a going concern in the next twelve months from the date financial statements were issued.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain a sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Pack Light. Travel Happy. ®

BabyQuip is revolutionizing family travel by delivering clean, safe, and insured baby, beach, and pet gear to families wherever they're staying. With service in over 2,000 locations across the U.S., Canada, Mexico, the Caribbean, and beyond, we make it easy for families to pack light and travel happy. Our trusted network of 3,000+ Quality Providers—primarily moms—powers a managed marketplace that brings the comforts of home to hotels, vacation rentals, and beyond. We're trusted by families. Built to scale. And we're just getting started.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


BabyQuip
Revolutionizing Family Travel
The Trusted Gear Rental Marketplace for Modern Families

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

Market Leader with Room to Grow

BabyQuip is the #1 baby gear rental platform in North America, with over 385,000 orders fulfilled, $6M+ in 2024 revenue, and a Net Promoter Score (NPS) over 90. Our trusted gig-economy network spans 2,000+ cities and 3,000+ trained Quality Providers, mostly moms. Now, with GoQuip's upcoming launch, we're expanding into beach, pet, mobility, and party gear and tapping into a $40B travel and event gear market.

Strong Growth + Clear Path to Profitability

Despite significant growth and improved efficiency, our valuation remains close to 2023 levels—offering investors a high-upside entry point. Since our last raise, GMV is up 57%, revenue has grown 76% (2022 vs. 2024), and CAC is down 30% (Q2 '25 vs Q2 '24). LTV is approaching a strong 3:1 LTV:CAC ratio, and customer repeat rate for certain cohorts has climbed to 50%. With gross margins over 85% and a 60%+ reduction in cash burn (Q2 '25 vs Q2 '24), we believe we're on track for profitability by early 2026 (we are already cash flow positive in summer 2025). In recognition of this momentum, **BabyQuip was recently ranked #1532 on the 2025 Inc. 5000 list of fastest-growing private U.S. companies.**

Visionary Team + High Impact Partnerships

Led by Match.com co-founder Fran Maier, our experienced team is scaling BabyQuip with bold vision and deep marketplace expertise. We've raised over $12M from top-tier investors including Cleveland Avenue and How Women Invest. Our Vrbo integration places BabyQuip directly in front of millions of travelers at the point of booking, and our 10,000+ affiliate partners benefit from a high-impact solution that we fully manage—making it easy for them to add value for their audiences without taking on logistical responsibilities.

**This communication contains forward-looking statements that are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.*

TEAM



Frances Allocca Maier • CEO, Chairman of the Board, Acting CFO

Fran is a pioneering serial entrepreneur known for building category-defining brands that disrupt industries and empower consumers. Fran was Co-Founder and first General Manager of Match.com, where she built early partnerships, introduced the first membership model, and focused on attracting women to the platform. She also led the transformation of TRUSTe (now TrustArc) from a nonprofit into a venture-backed privacy leader, raising over $10 million.

A Stanford BA and MBA graduate, Fran has been recognized by Inc.'s Female Founders 500 (2025), Forbes as one of the Top 50 over 50 (2025), SF Business Times' Most Influential Women (2011), and more. She has appeared in The Wall Street Journal, CNBC, Forbes, and on Shark Tank. Fran lives in Santa Fe, New Mexico, and is a passionate advocate for female and Latinx entrepreneurs.

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Joseph Eric Maier • Chief Technical Officer

Joe Maier has served as the CTO of BabyQuip since 2017. Joe came to BabyQuip after five years as a technology consultant at Accenture, where he designed and built backend processes and web applications for clients. Joe holds a B.S. degree in Computer Science, Mathematics and Economics from American University.

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Nicole Kitzman • Vice President of Marketing

Nicole oversees Customer Lead Generation, Social Media, and all other marketing efforts and reports to the Company's CEO. Nicole has 20+ years of Digital Marketing experience, including 10+ years at Google, and brings extensive Adwords, Analytics, Account Management and team management knowledge to BabyQuip. Nicole loves the gig economy! In addition to being one of the original BabyQuip QPs, she has also been an AirBnB SuperHost. She first rented baby gear back in 2011 when traveling with her young twins. She has been hooked on this business ever since.

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Kim Connolly • Vice President Product Design
As Vice President of Product Design at BabyQuip, Kim leads the vision for the company's digital experience and visual brand. She focuses on creating thoughtful, user-centered design that drives both customer satisfaction and business growth. With over 15 years of experience in design and strategy, including major clients like Quiksilver and The YMCA, Kim brings ideas to life—from big-picture planning to the details that make an experience feel effortless.
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Sarah Cox • Controller
As the Controller at BabyQuip, Sarah oversees all financial aspects of the company. She works closely with trusted outsourced audit, tax, and HR firms to fulfill all regulatory and reporting requirements. A certified public accountant (CPA) with 18 years of experience in public accounting, Sarah has served as both an audit manager and a fractional controller. In her spare time, she enjoys traveling and reading.
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Josef Kaul • Senior Director of Quality Provider Growth
As Senior Director of Quality Provider Growth, Josef strategically expands BabyQuip's Quality Provider network, ensuring a steady supply to meet increasing global demand. Leveraging his past experience in scaling supply sides of marketplaces at Lyft and Hands On Nashville, he works to ensure families have reliable access to essential baby gear during their travels. In his spare time, you'll find Josef hiking with his family or finding a new playground for his daughters to explore.
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Justine Gottshall • Board of Directors
Justine is an experienced e-commerce, data governance, privacy and data-security professional. She is an entrepreneur who owns and runs a national boutique law firm, InfoLawGroup, working with companies of all sizes, ranging from startups to the Fortune 100. She has experience in scaling companies, both her own and her clients.

In her over 25-year career, Justine served as an outside CPO, an advisory board member for technology companies, and a finance committee member for a non-profit. She helped numerous companies with digital transformation, managing risk, and rapid growth. She was honored to be named a Fellow of Information Privacy by the International Association of Privacy Professionals (IAPP) in 2025.

Justine holds a J.D. from Stanford Law School and a BA from the University of Michigan. As a mother of three, Justine is thrilled to participate in BabyQuip's mission to help young families 'pack light and travel happy'.

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Fernando Carranza • Board of Directors
Fernando is a venture investor who supports tech-driven businesses led by founders reshaping the future of work and human enablement sectors. Currently an investor with Cleveland Avenue's CAST US Fund and a member of Kauffman Fellows Class 30, Fernando believes that equitable access to capital can transform communities and catalyze systemic change.

Before joining Cleveland Avenue, Fernando was a Director of Venture at Digital Currency Group in New York City, helping to shape the future of decentralized finance. His career began in investment banking at Société Générale where he advised companies on financing strategies, mergers, and acquisitions across the US and EMEA regions. Fernando left Société Générale to lead the first Latinx-focused incubator in the US at 1871 Chicago, and later joined Agora Partnerships in Mexico City as an impact investor.

Fernando received his MBA from the Kellogg School of Management and graduated with a BS in Finance from the University of Illinois at Urbana-Champaign.

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THE PITCH

BabyQuip is Transforming Family Travel and Poised for Breakout Growth

Family travel is booming, but packing for it is a hassle. BabyQuip makes it easy by delivering clean, safe, and insured baby and family travel gear right to your destination. From cribs and car seats to beach chairs, strollers, toys, and even pet beds, we help families pack light and travel happy in over 2,000 locations across US, Canada, Mexico, the Caribbean and beyond.

BabyQuip is more than just a rental marketplace—we're a fast-scaling, tech-powered platform revolutionizing how families travel. With a trusted brand, proprietary tech, and a managed marketplace of 3,000+ Quality Providers (mostly moms), we're creating a powerful engine for sustainable, scalable growth.

We've already fulfilled over 385,000 orders, including more than 100,000 in 2024 alone, and we support one of the most extensive rental inventories in the industry, with 140,000+ baby and family travel gear items.

TRACTION & GROWTH: MOMENTUM YOU CAN INVEST IN

Since our last raise in 2023, BabyQuip has delivered strong growth while improving operational efficiency, setting the stage for long-term profitability.

- Gross Merchandise Volume (GMV), or the total rental dollars flowing through our platform, is up 57%, and revenue has climbed 76% (FYE 2022 vs FYE 2024).
- At the same time, key efficiency metrics have strengthened. Customer Acquisition Cost (CAC) is down 30% (Q2 '25 vs Q2 '24), Lifetime Value (LTV) is approaching a strong 3:1 LTV: CAC ratio, and repeat rate now exceeds 50% for some customer cohorts.
- With gross margins over 85% in 2024 and cash burn reduced by more than 60% (Q2 2025 vs Q2 2024), we are firmly on track to reach profitability by early 2026. In fact, in the summer months of 2025 we have been cash flow positive.

We've also made critical strategic moves—adding key leadership, expanding our rentable inventory to over 140,000 items, and launching across new product categories. Our integration with Vrbo, part of the Expedia Group, has extended our reach to millions of travelers at an ideal moment in their booking journey.

Despite this momentum, we've intentionally kept our 2025 valuation close to 2023 levels. With strong unit economics and growth, BabyQuip is building a scalable, capital-efficient business with significant upside. This momentum earned BabyQuip a spot on the 2025 Inc. 5000 list, ranking #1532 among the fastest-growing private companies in the U.S.

Strategic Momentum + New Market Expansion

In 2025, BabyQuip entered into a contract with Vrbo, a leading vacation rental platform under the Expedia Group, to bring trusted baby and family gear rentals directly to their users. BabyQuip now reaches millions of family travelers at the ideal moment, while planning and preparing for their trips—dramatically increasing brand visibility and conversion potential.

Now, with the upcoming launch of GoQuip, we're expanding beyond baby gear into new verticals, including beach, pet, party, and mobility rentals. This unlocks a $40B market opportunity, further strengthening our network effects and significantly increasing customer lifetime value.

Led by a Trailblazing Founder and a Powerful Backing

At the helm is Fran Maier, co-founder of Match.com and founder of TrustArc, two category-defining companies. Recognized as one of Forbes Top 50 over 50 (2025) and Inc. Magazine's Top 500 Female Founders of 2025, Fran brings deep expertise in building trusted, mission-driven marketplaces. BabyQuip is backed by over $12M in funding, a high-performing team, strategic partnerships with brands like Vrbo, and a passionate, growing community of families and providers who believe in our vision.

Invest in the Future of Family Travel

This is your opportunity to invest in the category leader redefining family travel, with accelerating traction, visionary leadership, and a clear path to profitability. BabyQuip is poised to capture a massive share of a $40B+ market across baby, beach, pet, and mobility rentals.

Join us and help shape the future of travel.


385K
Orders
2,000+
Locations
90+
NPS
140K
Items for Rent
50%
Repeat Rate
83%
Refer Friends/ Family

**repeat rate now exceeds 50% for some customer cohorts*

THE PROBLEM & OUR SOLUTION

Pack Light. Travel Happy.®

The Problem: Families want stress-free travel, but bulky gear makes it hard. Hauling cribs, strollers, pet crates, beach umbrellas, and wheelchairs is exhausting, expensive, and logistically overwhelming. According to a BabyQuip Survey, 87% of parents say transporting baby gear affects their desire to travel, and 76% say they'd travel more if they didn't have to bring their gear. The result? Family vacations that feel more like work than rest.

The Solution: BabyQuip solves this problem with a convenient, end-to-end gear rental marketplace that gives families access to everything they need. From cribs and car seats to beach umbrellas and pet beds, BabyQuip delivers clean, safe, and insured gear directly to vacation rentals, hotels, family homes, or wherever they're staying. Our 3,000+ trained Quality Providers handle delivery, setup, and pickup, giving families peace of mind and more room to relax.

Since 2016, we've fulfilled over 385,000 orders (100,000+ in 2024 alone) across 2,000+ locations. BabyQuip maintains a world-class Net Promoter Score (NPS) over 90, and 99% of our 90,000+ customer reviews are 5 stars. In 2024, 35% of our customers each month were repeat users (in 2025, we are reaching 50%), and 83% referred BabyQuip to friends or family.

We're more than a convenience. We're a trusted part of the modern family's travel routine. That's why we're partnering with leading hospitality brands to integrate BabyQuip directly into the booking experience—so families can plan relaxing vacations with gear rentals built in from the start.


BabyQuip + Vrbo
Beach & Outdoor Essentials
Delivered to your Vrbo
Beach & Outdoor Essentials
Seattle

OUR PLATFORM & TECHNOLOGY

A Seamless Experience for Families, Providers, and Partners

BabyQuip is more than a marketplace—we've built an integrated, tech-powered platform that delivers ease, trust, and scale to families, entrepreneurs, and travel partners alike. Our proprietary technology supports every step of the experience across web, mobile, and API integrations.

For Families: Travel Light. Stay Relaxed.

BabyQuip makes it easy for traveling families to access the gear they need—when and where they need it—without the stress of hauling it all themselves.

Through our web and mobile apps, families can:

- Reserve baby, beach, and pet gear with ease
- Modify or cancel bookings at any time
- Communicate directly with their Quality Provider (QP)
- Purchase and redeem gift cards
- Refer friends and earn rewards
- Leave reviews and tips for Quality Providers

This intuitive experience helps families confidently search, compare, and select the right gear for their travel needs—making vacations easier, safer, and more enjoyable.

**This testimonial may not be representative of the experience of other Quality Providers and is not a guarantee of future performance or success.*

For Quality Providers: Flexible Work with Real Earnings.

BabyQuip empowers a network of over 3,000 independent Quality Providers—primarily moms—to build and run their own rental businesses. QPs deliver and maintain gear they personally own, combining entrepreneurial independence with platform support to create meaningful, flexible income.

BabyQuip offers QPs:

- Training in safety, cleaning, and hospitality, plus a required background check to ensure trust and professionalism
- A powerful backend platform to manage inventory, pricing, availability, and revenue
- Access to recall monitoring, collaboration tools, marketing support, and community coaching
- A system for verified customer ratings and reviews to build credibility, drive repeat bookings, and highlight service excellence

Together, our QPs manage 140,000+ gear items across 2,000+ locations. In 2024, QPs with orders earned an average of $1,200/month, with top earners bringing in over $100K annually.


Strategic Alliances Fueling Growth
Vrbo
Guesty
AVANTSTAY
Hostfully
evolve
CURATOR HOTEL & RESORT COLLECTION
nextdoor
AutoRentals
and More....

For Strategic Partners: Value-Add Travel Essentials, No Operational Complexity.

BabyQuip's scalable, tech-powered platform helps partners like Vrbo, Guesty, and AvantStay offer exceptional guest experiences while generating new revenue streams—without adding complexity.

Partners can:

- Integrate BabyQuip via API or co-branded solutions
- Access 140K+ vetted gear items across North America
- Track bookings and earnings through a dedicated partner dashboard
- Offer value-added services that elevate family travel with baby, beach, pet and mobility coming shortly
- Rely on 3,000+ trained QPs for seamless delivery, setup, and pickup

By embedding BabyQuip into their guest journey, partners differentiate their brand, delight customers and earn revenue.

MARKET, COMPETITION & TRACTION

A Massive, Underserved Market


$40B
Estimated Worth of BabyQuip's
Total Addressable Market

*The above statistic was calculated internally by the BabyQuip team based on their total addressable market analysis

Market Opportunity

Family travel statistics reveal that millennials take an average of 5 trips annually, and those with families tend to travel more than couples or even solo travelers. 87% of parents say that having to transport baby gear impacts their desire to travel, and 76% of parents say that they would take more vacations if they didn't have to transport their baby gear. BabyQuip clearly offers a service that families need, which has been the most exciting part - we know we save vacations!

Our primary markets are the United States, Mexico, Canada, and the Caribbean. In these regions, we estimate the total number of traveling families with children in our demographic (aged 5 and under) at approximately 30 million. Using an average order value of $200 and average orders of 1.3 per family, we estimate the total addressable market in North America is valued at $7.8 billion.

In secondary markets across Europe, South America, Australia, and New Zealand, an additional 109 million families with young children travel annually, presenting an incremental total addressable market of $24 billion.


Kids Parties $730M
Mobility $5B
Pet $1.3B
Beach Rentals $350M
Baby $32B
Total Estimated Addressable Market
$40B

Now that BabyQuip is entering into additional categories (Mobility, Pet, Party, and Beach), the opportunity is even larger.

- 18.6 million Americans report travel limiting disabilities, representing a $5B Mobility rentals market with an AOV of $268 (source)
- 78% of the 68 million dog owners in the USA plan to travel with their pet, representing a $1.3B rentals market if only 1 out of 5 rent at an AOV of $110 (source)
- Kids parties are estimated to be 10% of the publicly sized U.S. Party Rentals market, representing a $730M opportunity (source)
- U.S. Beach rentals are publicly sized to be worth $350M (source)

Combining all categories described above, we estimate BabyQuip's total addressable market is estimated to be worth $40 billion.

And BabyQuip is uniquely positioned to capture this opportunity—with the infrastructure, brand, and trust to scale.

What We've Achieved	% Growth	Current Campaign (FYE 2024)	2023 Campaign (FYE 2022)
Orders Fulfilled	↑140%	320,000+ Total	135,000 Total
Gross Merchandise Volume (GMV)	↑57%	$19M	$12.1M
Net Revenue	↑76%	$6M	$3.4M
Quality Provider Network	↑76%	3,000+ QPs	1,700+ QPs
Repeat Usage	↑46%	35% Monthly Avg	24% Monthly Avg (Q1-Q2)
Social Reach	↑64%	390K+ Instagram Followers	238K Instagram Followers
Major Partnerships	Activated	Vrbo Integration	Vrbo (Early-Stage)
New Market Categories	Expanded Scope	GoQuip Alpha Launched	PartyQuip Pilot Launched

Traction & Growth

Since our last StartEngine raise, BabyQuip has accelerated across every key metric—scaling our marketplace, expanding into new categories, and strengthening brand trust. One of our most significant milestones is integration into Vrbo's vacation rental booking flow, which now puts BabyQuip in front of millions of families at the exact moment they're planning their trips. This marks the beginning of a new era of partner-powered growth and brand visibility.

Our expansion into new gear categories is backed by clear consumer demand. In a 2025 independent survey of 501 travelers conducted by Qualtracs:

- Beach and party gear were the top categories travelers wanted to rent—across both BabyQuip customers and non-customers.
- Over half of travelers said they would feel comfortable renting all types of gear—from beach to mobility—from a company that specializes in baby gear.
- Yet only 49% were aware that baby gear is even rentable—showing a large education gap and massive upside as awareness grows.

We're scaling with strength—backed by positive unit economics, growing repeat behavior, and expanding customer lifetime value:

- $19M GMV in 2024, a 57% increase
- $6M in 2024 net revenue (+76%), driven by rising order volume and an improved take rate (from 28.9% → 31.5%)
- 185,000+ extra orders (100K in 2024 alone)
- 140,000+ items listed—the most extensive gear rental inventory in the space
- Positive unit economics on every order after QP payouts and CAC
- Trending toward 3:1 LTV:CAC, up from 1.8 at the end of 2022—thanks to higher repeat rates and lower CAC
- 35% monthly repeat usage (growing to nearly 50% in some cohorts) and an 83% referral rate
- 390,000+ Instagram followers and a growing influencer engine
- 40+ brand partnerships in the baby and kids space
- 10,000+ affiliate partners including hosts, hotels, travel agents, and vacation rental managers

**The above referenced percentage changes have been calculated by comparing the Company's 2022 financial performance with its 2024 financial performance.*

And yet, we held our valuation just slightly above our 2023 round—giving investors a rare chance to get in at a pre-inflection price.

	Locations	Google 1st Page Words	Domain Authority	Traffic (June 25')	Social (Rental Corp. Only)
BabyQuip	**2,000+ 50 States & International**	**20,319**	**43**	**224k**	**IG: 389K TT: 32K FB: 23K**
Baby's Away	90+ 34 States	721	30	18k	IG: 2K TT: 0 FB: 0.4K
BG Babies Getaway	50 States limited int'l (ships gear)	825	24	6k	IG: 10K TT: 0 FB: 0.9K
rents4baby	115 30 States + DC	763	26	6k	IG: 51K TT: 0 FB: 0.6K

Competitive Advantage

BabyQuip is more than a market participant—we're defining the gear rental category with distinct, hard-to-replicate advantages.

Key Competitive Strengths:

- Unmatched Scale and Reach
    - 3,000+ vetted Quality Providers (QPs) delivering gear across 2,000+ North American locations
    - 20x the web traffic and 10x the social media following of our nearest competitor


22,000
Zip Codes Served
North America
Mexico
Cuba
New Zealand
Australia
Australia/New Zealand
France
Germany
Poland
Spain
Italy
Ukraine
Belarus
Romania
Hungary
Greece
Ireland
Aruba
Curaçao
Europe

- Brand Power
  - Net Promoter Score (NPS) over 90
- Self Sustaining Growth
  - 50% of new Quality Providers are referred by customers or existing Quality Providers
- Customers Love Us
  - Repeat rate now exceeds 50% for some customer cohorts
- Strategic Partnership with Vrbo
  - Integrated into Vrbo's booking journey, Baby Quip is now front and center during trip planning for millions of families—expanding distribution, increasing trust, and cementing our leadership in the vacation rental ecosystem
- Deep investments in trust and safety infrastructure
  - Costly to replicate and provide a deep moat

Built on Trust & Safety


BabyQuip Trust + Safety
Background Checks
SKU- Level Gear Recall Monitoring
Car Seat Replacement
Training & Community
Customer Reviews & Ratings
Insurance
ISO Certification
Traveler Protection

BabyQuip has built a comprehensive, multi-layered trust and safety program that not only fosters customer confidence but also creates a significant barrier to entry for competitors:

- Category-Leading Insurance: Comprehensive liability coverage protects both BabyQuip and its network of Quality Providers (QPs), setting a high industry standard.
- Rigorous Safety Protocols: All QPs undergo background checks before activation, and rental gear is monitored at the SKU level to ensure no recalled or expired items are in circulation. Damaged or expired car seats are automatically replaced.
- Training & Community Excellence: QPs complete in-depth onboarding on safety and cleaning practices, supported by ongoing training and a values-driven community that promotes high standards and collaboration.
- Traveler Protection & Enterprise Security: Protection plans (including Damage Waiver and Cancel for Any Reason) offer peace of mind to both QPs and travelers. BabyQuip is also ISO 27001 certified, reflecting robust information security practices.

Investor Confidence

We're backed by over $12M in funding from notable investors including Cleveland Avenue, How Women Invest, Theresia Gouw (recently recognized for being the first female VC worth over $1B) —a strong signal and belief in our vision and execution.

PRESS & RECOGNITION



Featured In
THE WALL STREET JOURNAL.
Forbes
The Washington Post
WIRED
CR Consumer Reports
BUSINESS INSIDER
U.S.News & WORLD REPORT
USA TODAY
Parents.
Today's Parent
babylist
MOTHERLY
PureWow

BabyQuip has been featured and celebrated by major media and industry leaders:

- Fastest growing private companies **- Inc. 5000 Aug 2025**
- Featured on **Shark Tank** (March 2020)
- Baby Service Company of the Year - **Baby Innovation Award 2025**
- Sustainable Rental Service for Traveling Parents - **Best Baby Awards 2024**
- Most Innovative Baby Equipment Service - **LuxLife Awards 2024 and 2023**
- Family Travel Award Winner - **Good Housekeeping 2023**
- Best Service for Traveling Parents - **Babies Best Award 2023**
- Top Technology Innovation (for BabyQuip App) **- JPMA Innovation Award 2023**
- Baby Marketplace of the Year **- Baby Innovations Award 2021**
- Featured in **Wall Street Journal**, **Forbes**, **The Washington Post**, **Wired**, **Consumer Reports**, **Business Insider**, **U.S. News & World Report**, **USA Today**, **Parents**, and more

This media attention and third-party recognition validate both our consumer appeal and industry leadership.

WHY INVEST



Invest Today
In a Proven Model With
Accelerating Momentum.

Proven Product-Market Fit

BabyQuip has already proven that families crave our solution. With over 385,000 orders fulfilled and more than 100,000 in 2024 alone, we've built undeniable product-market fit and trust. Our repeat customer rate (35% avg./month in FY '24 and growing to 50% in '25), referral rate (83%), and NPS (over 90) speak volumes.

Market Leadership

We are the largest baby gear rental marketplace across both the U.S. and international markets, with unmatched scale in the category. BabyQuip leads the industry in reach, coverage, and brand visibility. With strong brand awareness, 3,000+ active Quality Providers, and 2,000+ locations, we've built a first-mover advantage that's hard to beat.

Massive, Expanding Opportunity

The total addressable market for family gear rental is over $40B globally. With the expansion into beach, pet, party, and mobility gear, we are moving beyond baby gear to revolutionize how families rent gear for all types of travel.

Strategic Growth Engine

Our proprietary tech platform, powerful brand-building engine, and affiliate partnerships (10,000+ and growing) allow for scalable, capital-efficient growth. BabyQuip's positive unit economics means we grow with every order.

Strong Team & Visionary Leadership

CEO Fran Maier is a proven founder and marketplace builder with a legacy of success at Match.com and TrustArc. Her experience and vision are fueling BabyQuip's trajectory as the leading gear rental platform for modern families.

Momentum & Support

With $12M in funding from top-tier investors, high-profile press coverage, and major partnerships like Vrbo, BabyQuip is already making waves—and we're just getting started.
In August 2025, BabyQuip was ranked #1532 on the Inc. 5000 list of fastest-growing private U.S. companies—further validating our momentum, execution, and market leadership.

Since our last raise on StartEngine in 2023, we've:

- Grown GMV by 57% (from $12.1M to $19M)
- Fulfilled 185,000+ additional orders (up 140%)
- Doubled our Quality Provider network to 3,000+
- Increased net revenue by 76% (from $3.4M in 2022 to $6.1M in 2024)
- Improved monthly repeat rate to 35%, growing to 50% in some customer cohorts
- Added 64% new social followers, from 238K to 390K+ on Instagram
- Secured integration within Vrbo's booking experience, reaching millions of new families
- Launched new categories for GoQuip, increasing our addressable market to $40B
- Added key executives and board members to scale operations with expertise in marketplaces, VC, and privacy law

**The above referenced percentage changes have been calculated by comparing the Company's 2022 financial performance with its 2024 financial performance.*

Join us as we redefine family travel and unlock a multi-billion dollar market.

USE OF FUNDS

The capital raised through this campaign will accelerate BabyQuip's growth and extend our market leadership. We will strategically invest in:

- **Technology & Platform Integrations:** Enhance our proprietary platform to improve automation, scalability, and user experience. Deepen integrations with partners like Vrbo to reach families earlier in their travel planning journey.
- **Category Expansion:** Launch and scale new verticals through our GoQuip initiative—including mobility gear, party gear, and expanded pet and outdoor offerings—unlocking additional revenue streams.
- **Marketing & Brand Growth:** Drive adoption across both core and new categories through multi-channel campaigns that position BabyQuip as the go-to marketplace for family gear rentals.
- **Quality Provider Enablement:** Invest in tools, training, and localized support that help our 3,000+ Quality Providers grow their businesses and improve supply reliability.
- **International Expansion:** Extend our footprint in Mexico, Central America, and the Caribbean—strategic destinations where US travelers already create strong demand.

These targeted investments will help us strengthen our infrastructure, expand our customer base, and fuel sustained momentum, positioning BabyQuip to continue it's leadership in the family and travel gear rental market.

ABOUT

HEADQUARTERS
3201 Zafarano Dr, STE C-584-30598
Santa Fe, NM 87505

WEBSITE
View Site

BabyQuip is revolutionizing family travel by delivering clean, safe, and insured baby, beach, and pet gear to families wherever they're staying. With service in over 2,000 locations across the U.S., Canada, Mexico, the Caribbean, and beyond, we make it easy for families to pack light and travel happy. Our trusted network of 3,000+ Quality Providers—primarily moms—powers a managed marketplace that brings the comforts of home to hotels, vacation rentals, and beyond. We're trusted by families. Built to scale. And we're just getting started.

TERMS

BabyQuip

Overview

PRICE PER SHARE
$1.07

VALUATION
$35.23M

FUNDING GOAL
$10K - $3M

Breakdown

MIN INVESTMENT
$498.62

OFFERING TYPE
Equity

MAX INVESTMENT
$2,999,999.66

SHARES OFFERED
Seed-7 Preferred

MIN NUMBER OF SHARES OFFERED
9,345

MAX NUMBER OF SHARES OFFERED
2,803,738

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,501,411	$2,922,548
Cash & Cash Equivalents	$897,982	$2,178,693
Accounts Receivable	$0	$0
Short-Term Debt	$1,242,988	$849,134
Long-Term Debt	$448,485	$589,110
Revenue & Sales	$6,004,181	$4,667,640
Costs of Goods Sold	$753,163	$646,624
Taxes Paid	$0	$0
Net Income	-$2,652,287	-$2,231,792

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

*Investment Incentives & Bonuses**

Voting Rights of Securities Sold in this Offering

The Securities sold in this Offering contain a voting proxy except as otherwise set forth herein and in the Subscription Agreement. Please review the subscription agreement.

Voting Proxy. As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that, subject to the exception set forth herein and in the Subscription Agreement, the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Voting Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by a written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in BabyQuip, Inc., a Delaware corporation ("BabyQuip", also referred to as "we", "us", "our", or the "Company") you are eligible for additional bonus shares (rounded downward to the nearest whole share).

Time-Based Perks

Our Community

Invest within the first 72 hours and receive 12% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird

Invest within the first two weeks and receive 5% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk: Invest $2,500+ between day 40 - 45 and receive 10% bonus shares

Amount Based

Tier 1 | $1000+

Invest $1,000+ and receive a $50 BabyQuip gift card to use on future BabyQuip.com rentals.

Tier 2 | $5,000+

Invest $5,000+ and receive 5% bonus shares + a $250 BabyQuip gift card to use on future BabyQuip.com rentals.

Tier 3 | $10,000+

Invest $10,000+ and receive a 10% bonus shares and a $500 BabyQuip gift card to use on future BabyQuip.com rentals.

Tier 4 | $25,000+

Invest $25,000+ and receive 12% bonus shares and 50% off for three years at BabyQuip.com.

Tier 5 $50,000

Invest $50,000+ and receive 15% bonus shares, 50% off rentals for life at BabyQuip.com and an exclusive dinner for you and a guest in Santa Fe, NM with Fran Maier, BabyQuip Founder and CEO and a $1500 travel credit to cover flight and/or accommodations.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

BabyQuip, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-7 Preferred Stock at $1.07 / share, you will receive 110 shares of Series Seed-7 Preferred Stock, meaning you'll own 110 shares for $107. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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BabyQuip | Solution | Technology | Market | Traction | Team | INVEST


BabyQuip®

Revolutionizing Family Travel

The Trusted Gear Rental Marketplace for Modern Families

Invest Today

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SPIC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

BabyQuip is Transforming Family Travel and Poised for Breakout Growth

Inc.5000 Nº 1532 2025 AMERICA'S FASTEST-GROWING PRIVATE COS

Family travel is booming, but packing for it is a hassle. BabyQuip makes it easy by delivering clean, safe, and insured baby and family travel gear right to your destination. From cribs and car seats to beach chairs, strollers, toys, and even pet beds, we help families pack light and travel happy in over 2,000 locations across US, Canada, Mexico, the Caribbean and beyond.



Baby Gear is Just the Beginning

We're unlocking new categories with **GoQuip, a $40B opportunity.**

BabyQuip is more than just a rental marketplace—we're a fast-scaling, tech-powered platform revolutionizing how families travel. With a trusted brand, proprietary tech, and a managed marketplace of 3,000+ Quality Providers (mostly moms), we're creating a powerful engine for sustainable, scalable growth.

Invest Today

Learn Why BabyQuip Is The #1 Baby Gear Rental Platform In North America

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By clicking "Learn More", you consent to receive marketing text messages (e.g. promos, cart reminders) from StartEngine Crowdfunding, Inc. at the number provided, including messages sent by autodialer. Consent is not a condition of purchase. Msg & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link (where available). Privacy Policy & Terms



The Problem

Families want stress-free travel, but bulky gear makes it hard. Hauling cribs, strollers, pet crates, beach umbrellas, and wagons is exhausting, expensive, and logistically overwhelming.

Our Solution

Pack Light. Travel Happy.®

BabyQuip solves this problem with a convenient, end-to-end gear rental marketplace that gives families access to everything they need. From cribs and car seats to beach umbrellas and pet beds, BabyQuip delivers clean, safe, and insured gear directly to vacation rentals, hotels, family homes, or wherever they're staying. Our 3,000+ trained Quality Providers handle delivery, setup, and pickup, giving families peace of mind and more room to relax.

385K Orders	2,000+ Locations	90+ NPS
140K Items for Rent	50% Repeat Rate	83% Refer Friends/ Family



Since 2016, we've fulfilled over 385,000 orders (100,000+ in 2024 alone) across 2,000+ locations. BabyQuip maintains a world-class Net Promoter Score (NPS) over 90, and 99% of our 90,000+ customer reviews are 5 stars. In 2024, 35% of our customers each month were repeat users (repeat rate now exceeds 50% for some customer cohorts), and 83% referred BabyQuip to friends or family.

Invest Today

Strategic Momentum + New Market Expansion

In 2025, BabyQuip entered into a contract with Vrbo, a leading vacation rental platform under the Expedia Group, to bring trusted baby and family gear rentals directly to their users. BabyQuip now can reach millions of family travelers at the ideal moment, while planning and preparing for their trips—dramatically increasing brand visibility and conversion potential.

Now, with the upcoming launch of GoQuip, we're expanding beyond baby gear into new verticals, including beach, pet, party, and mobility rentals. This unlocks a $40B market opportunity, further strengthening our network effects and significantly increasing customer lifetime value.


BabyQuip + Vrbo
Beach & Outdoor Essentials Delivered to your Vrbo
Seattle



$40B

Estimated Worth of BabyQuip's Total Addressable Market

Market Opportunity

Our primary markets are the United States, Mexico, Canada, and the Caribbean. In these regions, we estimate the total number of traveling families with children in our demographic (aged 5 and under) at approximately 30 million. Using an average order value of $200 and average orders of 1.3 per family, the total addressable market in North America is valued at $7.8 billion.

In secondary markets across Europe, South America, Australia, and New Zealand, an additional 109 million families with young children travel annually, presenting an incremental total addressable market of $24 billion.

Now that BabyQuip is entering into additional categories (Mobility, Pet, Party, and Beach), the opportunity is even larger.

- **18.6 million Americans** report travel limiting disabilities, representing a $5B Mobility rentals market with an AOV of $268 (source)
- **78% of the 68 million dog owners** in the USA plan to travel with their pet, representing a $1.3B rentals market if only 1 out of 5 rent at an AOV of $110 (source)
- **U.S. Beach rentals** are publicly sized to be worth $350M (source)
- **Kids parties** are estimated to be 10% of the publicly sized U.S. Party Rentals market, representing a $730M opportunity (source)

Combining all categories described above, BabyQuip's total addressable market is estimated to be worth $40 billion.

And BabyQuip is uniquely positioned to capture this opportunity—with the infrastructure, brand, and trust to scale.

Invest Today



Kids Parties $730M
Mobility $5B
Pet $1.3B
Beach Rentals $350M
Baby $32B

Family travel statistics reveal that millennials take an average of 5 trips annually, and those with families tend to travel more than couples or even solo travelers. 87% of parents say that having to transport baby gear impacts their desire to travel, and 76% of parents say that they would take more vacations if they didn't have to transport their baby gear. BabyQuip clearly offers a service that families need, which has been the most exciting part - we know we save vacations!

Our Platform & Technology

A Seamless Experience for Families, Providers, and Partners

BabyQuip is more than a marketplace—we've built an integrated, tech-powered platform that delivers ease, trust, and scale to families, entrepreneurs, and travel partners alike. Our proprietary technology supports every step of the experience across web, mobile, and API integrations.



9:41
BabyQuip
Where do you need baby gear?
Pack Light. Travel Happy.™
Shop by Category
Cribs & Sleep
Strollers & Wagons
Explore
Reservations
Inbox
Cart
More
9:41
Select a Provider
San Francisco International Airport(SFO)...
Categories
Sort
Self-Pickup
Map
Larissa M. ★ 4.82 (274)
240 Reservations | 74 Items
Best Ride On Cars Daniel Tiger's Trolley ...
Select
Amelia W. ★ 4.82 (274)
240 Reservations | 74 Items
3 options

For Families

Travel Light.

Through our web and mobile apps, families can:

- **Reserve** baby, beach, and pet gear with ease
- **Modify or cancel** bookings at any time

Stay Relaxed.

BabyQuip makes it easy for traveling families to access the gear they need—when and where they need it—without the stress of hauling it all themselves.

- **Communicate** directly with their Quality Provider
- **Purchase and redeem** gift cards
- **Refer friends** and earn rewards
- **Leave reviews** and tips for Quality Providers

This intuitive experience helps families confidently search, compare, and select the right gear for their travel needs—making vacations easier, safer, and more enjoyable.

For Quality Providers

Flexible Work with Real Earnings.

BabyQuip empowers a network of over 3,000 independent Quality Providers—primarily moms—to build and run their own rental businesses. QPs deliver and maintain gear they personally own, combining entrepreneurial independence with platform support to create meaningful, flexible income.

BabyQuip offers QPs:

- **Training** in safety, cleaning, and hospitality, plus a required background check to ensure trust and professionalism
- **A powerful backend platform** to manage inventory, pricing, availability, and revenue
- **Access** to recall monitoring, collaboration tools, marketing support, and community coaching
- **A system** for verified customer ratings and reviews to build credibility, drive repeat bookings, and highlight service excellence

For Strategic Partners

Value-Add Travel Essentials, No Operational Complexity.

BabyQuip's scalable, tech-powered platform helps partners like Vrbo, Guesty, and AvantStay offer exceptional guest experiences while generating new revenue streams—without adding complexity.

Partners can:

- **Integrate** BabyQuip via API or co-branded solutions
- **Access** 140K+ vetted gear items across North America
- **Track** bookings and earnings through a dedicated partner dashboard
- **Offer** value-added services that elevate family travel with baby, beach, pet and mobility coming shortly
- **Rely** on 3,000+ trained QPs for seamless delivery, setup, and pickup

By embedding BabyQuip into their guest journey, partners differentiate their brand, delight customers and earn revenue

Invest Today

Traction & Growth

Momentum You Can Invest In

Since our last raise in 2023, BabyQuip has delivered exceptional growth while improving operational efficiency, setting the stage for long-term profitability.

Gross Merchandise Volume (GMV), or the total rental dollars flowing through our platform, is up 57%, and revenue has climbed 76% ('22 vs. '24).

At the same time, key efficiency metrics have strengthened. Customer Acquisition Cost (CAC) is down 30% (Q2 '25 vs. Q2 '24), Lifetime Value (LTV) is approaching a strong 3:1 LTV: CAC ratio, and repeat rate now exceeds 50% for some customer cohorts.

With gross margins over 85% and cash burn reduced by more than 60% (Q2 2025 vs. Q2 2024), we are firmly on track to profitability by early 2026. In fact, in the summer months of 2025, we are already cash flow positive.

America's Fastest-Growing Private Companies Inc. 5000

Despite this momentum, we've intentionally kept our 2025 valuation close to 2023 levels, offering investors a compelling entry point ahead of our next major inflection. With strong unit economics and accelerating growth, BabyQuip is building a scalable, capital-efficient business with significant upside.

What We've Achieved	% Growth	Current Campaign (FYE 2024)	2023 Campaign (FYE 2022)
Orders Fulfilled	↑140%	320,000+ Total	135,000 Total

Gross Merchandise Volume (GMV)	↑57%	$19M	$12.1M
Net Revenue	↑76%	$6M	$3.4M
Quality Provider Network	↑76%	3,000+ QPs	1,700+ QPs
Repeat Usage	↑46%	35% Monthly Avg	24% Monthly Avg (Q1-Q2)
Social Reach	↑64%	390K+ Instagram Followers	238K Instagram Followers
Major Partnerships	Activated	Vrbo Integration	Vrbo (Early-Stage)
New Market Categories	Expanded Scope	GoQuip Alpha Launched	PartyQuip Pilot Launched

Invest Today

BabyQuip Trust + Safety


Background Checks
SKU- Level Gear Recall Monitoring
Car Seat Replacement
Training & Community
Customer Reviews & Ratings
Insurance
ISO Certification
Traveler Protection

Built on Trust & Safety

BabyQuip has built a comprehensive, multi-layered trust and safety program that not only fosters customer confidence but also creates a significant barrier to entry for competitors:

- **Category-Leading Insurance:** Comprehensive liability coverage protects both BabyQuip and its network of Quality Providers (QPs), setting a high industry standard.
- **Rigorous Safety Protocols:** All QPs undergo background checks before activation, and rental gear is monitored at the SKU level to ensure no recalled or expired items are in circulation. Damaged or expired car seats are automatically replaced.
- **Training & Community Excellence:** QPs complete in-depth onboarding on safety and cleaning practices, supported by ongoing training and a values-driven community that promotes high standards and collaboration.
- **Traveler Protection & Enterprise Security:** Optional protection plans (including Damage Waiver and Cancel for Any Reason) offer peace of mind to both QPs and travelers. BabyQuip is also ISO 27001 certified, reflecting robust information security practices.

Press & Recognition

BabyQuip has been featured and celebrated by major media and industry leaders:

Inc. 5000 2025
Fastest Growing Companies
(Rank 1532)

Baby Innovation Award 2025
Baby Service Company of the Year

Best Baby Awards 2024
Sustainable Rental Service for Traveling Parents

LuxLife Awards 2024 and 2023
Most Innovative Baby Equipment Service

Good Housekeeping 2023
Family Travel Award Winner

Babies Best Award 2023
Best Service for Traveling Parents

JPMA Innovation Award 2023
Top Technology Innovation
(for BabyQuip App)

March 2020
Featured on Shark Tank

Baby Innovations Award 2021
Baby Marketplace of the Year

This media attention and third-party recognition validate both our consumer appeal and industry leadership.

Invest Today



Invest Today

In a Proven Model With Accelerating Momentum.

This is your opportunity to invest in the category leader redefining family travel, with accelerating traction, visionary leadership, and a clear path to profitability. We believe BabyQuip can capture a large share of a $40B+ market across baby, beach, pet, and mobility rentals.

Join us and help shape the future of travel.

Invest Today

Use of Funds

The capital raised through this campaign will accelerate BabyQuip's growth and extend our market leadership. We will strategically invest in:

- **Technology & Platform Integrations:** Enhance our proprietary platform to improve automation, scalability, and user experience. Deepen integrations with partners like Vrbo to reach families earlier in their travel planning journey.
- **Category Expansion:** Launch and scale new verticals through our GoQuip initiative—including mobility gear, party gear, and expanded pet and outdoor offerings—unlocking additional revenue streams.
- **Marketing & Brand Growth:** Drive adoption across both core and new categories through multi-channel campaigns that position BabyQuip as the go-to marketplace for family gear rentals.
- **Quality Provider Enablement:** Invest in tools, training, and localized support that help our 3,000+ Quality Providers grow their businesses and improve supply reliability.
- **International Expansion:** Extend our footprint in Mexico, Central America, and the Caribbean—strategic destinations where US travelers already create strong demand.

These targeted investments will help strengthen our infrastructure, expand our customer base, and fuel sustained momentum, helping to further position BabyQuip as a leader in the family and travel gear rental market.


BabyQuip

Meet the Team

Led by a Trailblazing Founder and a Powerful Backing

At the helm is Fran Maier, co-founder of Match.com and founder of TrustArc, two category-defining companies. Recognized as one of Forbes Top 50 over 50 (2025) and Inc. Magazine's Top 500 Female Founders of 2025, Fran brings deep expertise in building trusted, mission-driven marketplaces.

BabyQuip is backed by over $12M in funding, a high-performing team, strategic partnerships with brands like Vrbo, and a passionate, growing community of families and providers who believe in our vision, including notable investors like Cleveland Avenue, How Women Invest, Theresia Gouw (recently recognized for being the first female VC worth over $1B).



Frances Allocca Maier
CEO, Chairman of the Board, Acting CFO

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Joseph Eric Maier
Chief Technical Officer

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Nicole Kitzman
Vice President of Marketing

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Kim Connolly
Vice President Product Design

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Learn Why BabyQuip Is The #1 Baby Gear Rental Platform In North America

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BabyQuip Terms

Overview

PRICE PER SHARE
$1.07

VALUATION
$35.23M

DEADLINE[1]
Dec. 03, 2025 at 11:59 PM PDT

FUNDING GOAL[2]
$10K - $3M

Breakdown

MIN INVESTMENT
$498.62

OFFERING TYPE
Equity

MAX INVESTMENT
$2,999,999.66

SHARES OFFERED
Seed-7 Preferred

MIN NUMBER OF SHARES OFFERED
9,345

MAX NUMBER OF SHARES OFFERED
2,803,738

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Exclusive Investor Perks

VENTURE CLUB

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year.

Not a member?
Sign up at checkout ($275/year).

Time-Based Perks

Our Community

Invest within the first 72 hours and receive 12% bonus shares.

Invest

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Invest

Early Bird

Invest within the first two weeks and receive 5% bonus shares.

Invest

Mid-Campaign Perks (Flash Perks)

Flash Perk

Invest $2,500+ between day 40 - 45 and receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-*

dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

BabyQuip, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-7 Preferred Stock at $1.07 / share, you will receive 110 shares of Series Seed-7 Preferred Stock, meaning you'll own 110 shares for $107. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Service Program Fee: For this offering, the issuer pays StartEngine Primary a fixed monthly Service Program Fee for investor outreach. Our representatives may contact investors and recommend this offering, and they may be compensated for that outreach. Any such compensation comes from the StartEngine Primary's existing placement fee and does not increase the investor's costs.

Invest

Amount Based Perks

Tier 1
$1,000+

Invest $1,000+ and receive a $50 BabyQuip gift card to use on future BabyQuip.com rentals.

Invest

Tier 2
$5,000+

Invest $5,000+ and receive 5% bonus shares + a $250 BabyQuip gift card to use on future BabyQuip.com rentals.

Invest

Tier 3
$10,000+

Invest $10,000+ and receive a 10% bonus shares and a $500 BabyQuip gift card to use on future BabyQuip.com rentals.

Invest

Tier 4
$25,000+

Invest $25,000+ and receive 12% bonus shares and 50% off for three years at BabyQuip.com.

Invest

Tier 5
$50,000+

Invest $50,000+ and receive 15% bonus shares, 50% off rentals for life at BabyQuip.com and an exclusive dinner for you and a guest in Santa Fe, NM with

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BabyQuip®

LEGAL DISCLAIMER

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

INVEST

Privacy Policy | Terms & Conditions

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1:

What if the gear you need was already where you want to go?.

Try BabyQuip, the world's largest baby gear rental service for traveling families.

We'll meet you at your hotel, vacation rental or even the airport.

Car seats, Strollers, Cribs

Families love that BabyQuip gear is clean, safe and insured.

See all the gear you can rent now at babyquip.com

Pack light. Travel happy.

Video #2

I got the first order the same month that I started with BabyQuip.

I'm an empty nester. I had no gear and everybody just said "well just start with a crib" and then I hear a little bing on my email and there was an order. I just added other gear as people requested it.

If you are thinking about starting with BabyQuip, don't be scared because you don't have items. Don't be scared because you are not ready to start. Just start, and we can help you. The Quality Providers are a great community and we help each other.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Addendum Narrative of Material Rights

BabyQuip, Inc., a Delaware corporation (the "Company",) is offering Series Seed-7 Preferred Stock of the Company ("Seed-7 Preferred") in this crowdfunding offering (the "Crowdfunding Offering"). Investors in the Crowdfunding Offering who invest less than $100,000.00 will be required to sign an irrevocable proxy, which will restrict their ability to vote. The proxy will remain in effect until the Company's closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended ("Securities Act").

Pursuant to the Restated Certificate, the Company has the authority to issue up to 90,000,000 shares of capital stock, consisting of (a) 60,000,000 shares of Common Stock, par value $0.0001 per share, and (b) 30,000,000 shares of Preferred Stock, par value $0.0001 per share. As designated and further described in the Restated Certificate, the Preferred Stock is comprised of Seed-1 Preferred, Seed-2 Preferred, Seed-3 Preferred, Seed-4 Preferred, Seed-5 Preferred, Seed-6 Preferred, Seed-7 Preferred and Seed-8 Preferred. As part of this Crowdfunding Offering, the Company will be offering up to 2,803,738 of Seed-7 Preferred.

Narrative Description of Preferred Stock Voting Rights: The voting rights of each series of Preferred Stock are generally pari passu with the other series of Preferred Stock; provided, however, that certain holders of the Seed-7 Preferred may be subject to the voting proxy set forth in the Subscription Agreement and the narrative set forth below.

All holders of Preferred Stock (the "Preferred Holders") are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock, except as otherwise set forth in the Restated Certificate and subject to the irrevocable proxy binding certain of the Seed-7 Investors as described in the narrative set forth below.

For so long as an aggregate of twenty-five percent (25%) of the Preferred Stock remains outstanding, specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of the issued and outstanding Preferred Stock, voting as a separate class (the "Requisite Majority"). These matters include any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock, although, for the avoidance of doubt, the issuance, authorization, or designation of securities in a Permitted Financing (as defined in the Restated Certificate) shall not be deemed to alter the rights, powers or privileges of the Preferred Stock as then in effect;
- increase or decrease the authorized number of shares of any class or series of capital stock, other than in connection with a Permitted Financing;
- other than in connection with a Permitted Financing, authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights,

powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

- redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;
- other than in connection with a "Permitted Exit" (as such term is defined in the Restated Certificate) liquidate, dissolve, or wind-up the business and affairs of the Company, or effect any "Deemed Liquidation Event" (as such term is defined in the Restated Certificate);
- form or holder capital stock in a subsidiary, joint venture or similar business entity;
- increase or decrease the size of the Board, other than in connection with a Permitted Financing;
- unless approved by the Board, create, authorize or issue, any debt security (other than convertible debt securities, including convertible promissory notes and SAFEs) if the Company's aggregate indebtedness thereunder would exceed $500,000;
- unless approved by the Board, make loans or advances except in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board;
- unless approved by the Board or otherwise in the ordinary course of business, enter into or be party to a transaction with a director or executive officer or any "associate" of such person (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934); or
- unless approved by the Board, materially change the nature of the Company's business.

<u>Narrative Description of Materials Rights provided to the Preferred Stock:</u> In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event:

- (i) holders of Preferred Stock other than Seed-8 Preferred ("Junior Preferred") will be entitled to receive the greater of (a) the "Original Issue Price" (as such term is defined in the Restated Certificate), plus any dividends declared but unpaid thereon or (b) such amounts that the holders would have received had all shares of Preferred Stock been converted to Common Stock; and o (ii) holders of Seed-8 Preferred (each, a "Seed-8 Holder") will be entitled to receive an amount equal to $1.3375 per share of Seed-8 Preferred (subject to appropriate adjustment in the event of any Recapitalization Event (as defined in the Restated Certificate)), plus any dividends declared but unpaid thereon (the "Seed-8 Liquidation Preference"); provided, however, that notwithstanding the foregoing, the Seed-8 Liquidation Preference shall not exceed one and a quarter times the aggregate purchase price paid by the Seed-8 Holders for their respective shares Seed-8

Preferred thereof, when aggregating the Seed-8 Liquidation Preference and the Warrant Share Proceeds (as defined in the Restated Certificate) payable to such stockholder.

Holders of Preferred Stock (the "Preferred Holders") receive the foregoing distributions pari passu with the other holders of Preferred Stock, before any holders of Common Stock.

In the event of conversion of Preferred Stock, the shares of Preferred Stock are currently convertible into an equal number of nonassessable shares of Common Stock, subject to proportional adjustments for stock splits, stock dividends and the like, at any time at the option of the holder. All outstanding shares of Preferred Stock will automatically be converted into Common Stock upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, or (b) upon the vote or written consent of the Requisite Majority.

The Preferred Holders that have invested at least such amount as described in the corresponding Series Seed Preferred Stock Investment Agreement and/or Subscription Agreement, as applicable, may be designated as a "Major Purchaser" or "Major Investor" (as such terms are defined by the corresponding Series Seed Preferred Stock Investment Agreement and/or Subscription Agreement, as applicable). Major Purchasers are granted additional rights and preferences, including but not limited to, (i) certain information and inspection rights; and (ii) the right to purchase their pro rata share of the issuance of "New Securities" (as such term is defined by the corresponding Series Seed Preferred Stock Investment Agreement and/or Subscription Agreement, as applicable) by the Company issued in connection with financing activities, subject to certain exceptions.

<u>Right of First Refusal:</u> Article XIV of the Bylaws provides that any sale, assignment, pledge or transfer, or purported sale, assignment, pledge or transfer, of any shares of stock of the Company, whether voluntary, by operation of law, by gift or otherwise, shall be null and void unless such transfer complies with the requirements of the Company's right of first refusal (the "ROFR"), as provided therein. Particularly, in the event a stockholder desires to sell or otherwise transfer any shares of stock, the stockholder shall first provide written notice (the "Notice") to the Company describing the proposed transferee, the number of shares proposed to be transferred, the consideration, and all other terms related to such proposed transfer. Thereafter, for thirty (30) days following receipt of such Notice, the Company and/or its assignees shall have the option to purchase all or any number of shares on the terms provided therein. In the event the Company and/or its assignees elect not to acquire all of the shares specified in the Notice, such transferring stockholder may, within sixty (60) days following the option right provided to the Company and/or its assignee pursuant to the ROFR, transfer the non-acquired shares specified in the Notice to the proposed transferee. All shares sold by the transferring stockholder shall continue to be subject to the provisions of the Bylaws in the same manner as before said transfer. In accordance with Section 1(g) of Article XIV of the Company's Bylaws, the provisions of the ROFR may be waived, amended or repealed by the Company upon a duly authorized action of

its Board, or by written consent of the stockholders holding majority of the voting power of the Company, excluding the votes represented by such shares subject to the proposed transfer.

Notwithstanding the foregoing, the following transactions are exempt from the ROFR:

- A stockholder's transfer of any or all of the stockholder's shares held during such stockholders' lifetime or on death by will or intestacy to such stockholder's immediate family, custodian, trustee, or any limited partnership;
- A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution;
- A stockholder's transfer of any or all of the stockholder's shares to the Company or to any other stockholder of the Company;
- A stockholder's transfer of any or all of the stockholder's shares to a person who, at the time of the transfer, is an officer or director of the Company;
- A stockholder's transfer of any or all of the stockholder's shares pursuant to the terms of any merger, consolidation, reclassification of shares, or capital reorganization of the stockholder, or pursuant to the sale of all or substantially all of the stock or assets of a stockholder;
- A corporate stockholder's transfer of any or all of the stockholder's shares to any or all of its stockholders;
- Transfer by a stockholder, which is a limited or general partnership or a limited liability company, to any or all of its partners, members, or former partners or members; or
- Transfer by a stockholder, which is a trust, to any or all of its trustees, trustors, beneficiaries, or to an immediate family member.

Waiver of Statutory Information Rights. Other than stockholders who are Major Investors (as defined in the respective Series Seed Preferred Stock Investment Agreement and/or Subscription Agreement, as applicable), each of the holders of Seed-6 Preferred, Seed-7 Preferred and Seed-8 Preferred, on their own behalf and on behalf of their beneficial owners, waived any rights they might otherwise have had under Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in each such stockholder's capacity as a stockholder and does not affect any other information and inspection rights of such holder of Seed-6 Preferred and Seed-8 Preferred may expressly have pursuant to their respective Series Seed Preferred Stock Investment Agreement and/or Subscription Agreement, as applicable and any other agreements between such stockholders any the Company.

Drag Along Right. If a Deemed Liquidation Event (as defined in the Restated Certificate) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the Preferred Stock), (ii)

the Requisite Majority, and (iii) the Board, then the Preferred Holders shall vote (in person, by proxy (with respect to certain of the Seed-7 Investors) or otherwise or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Preferred Holders or any transferee thereof (the "Voting Shares"), and adopt, such Deemed Liquidation Event and execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of the drag along right, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by the drag along right will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company.

Exceptions to Drag Along Right. Notwithstanding the foregoing, the Preferred Holders need not comply with the drag along right described above in connection with any proposed sale of the Company (the "Proposed Sale") unless:

- (v) any representations and warranties to be made by the Preferred Holder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such "Securities" (as such term is defined in the corresponding Series Seed Preferred Stock Investment Agreement and/or Subscription Agreement, as applicable) (including any shares of Common Stock issued or issuable upon the conversion thereof), including representations and warranties that (A) the Preferred Holder holds all right, title and interest in and to the Securities (including any shares of Common Stock issued or issuable upon the conversion thereof), the Preferred Holder purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Preferred Holder in connection with the transaction have been duly authorized, if applicable, (C) the documents to be entered into by the Preferred Holder have been duly executed by the Preferred Holder and delivered to the acquirer and are enforceable against the Preferred Holder in accordance with their respective terms and, (D) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Preferred Holder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;
- (w) the Preferred Holder will not be liable for the inaccuracy of any representation or warranty made by any other individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "Person") in connection with the Proposed Sale, other than the Company (except to the extent that funds may be

paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

- (x) the liability for indemnification, if any, of the Preferred Holder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Securities, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to the Preferred Holder in connection with such Proposed Sale;
- (y) liability will be limited to the Preferred Holder's applicable share (determined based on the respective proceeds payable to Preferred Holder in connection with the Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all stockholders but that in no event exceeds the amount of consideration otherwise payable to the Preferred Holder in connection with the Proposed Sale, except with respect to claims related to fraud by the Preferred Holder , the liability for which need not be limited as to the Preferred Holder; and
- (z) upon the consummation of the Proposed Sale, (A) each holder of each class or series of the Company’s stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Securities elect otherwise, (B) each holder of Securities will receive the same amount of consideration per share of such Securities as is received by other holders in respect of their shares of such same series, (C) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (D) unless the holders of at least a majority of the Securities elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale.

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BABYQUIP, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JULY, A.D. 2025, AT 5:47 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

6031818 8100
SR# 20253536704

Authentication: 204364698
Date: 08-01-25

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BABYQUIP, INC.

It is hereby certified that:

1. The name of the corporation is BabyQuip, Inc. (the "Corporation").

2. The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was May 2, 2016.

3. The Certificate of Incorporation of the Corporation is hereby amended by restating the first paragraph of Article V thereof to read in its entirety as follows:

"**ARTICLE V: AUTHORIZED SHARES**

The total number of shares of all classes of stock that the Corporation has authority to issue is 90,000,000, consisting of (a) 60,000,000 shares of Common Stock, $0.0001 per share and (b) 30,000,000 shares of Preferred Stock, $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 1,578,139 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-1 Preferred Stock***", 2,110,616 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-2 Preferred Stock***", 1,613,384 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-3 Preferred Stock***", 2,384,565 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-4 Preferred Stock***", 2,269,054 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-5 Preferred Stock***", 4,296,090 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-6 Preferred Stock***", 4,146,255 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-7 Preferred Stock***" and 4,661,175 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-8 Preferred Stock***." Subject to the provisions of Part B, Section 2.3 of this Article V, the Board of Directors of the Corporation (the "***Board***") is hereby authorized, by filing a certificate pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series."

4. This Certificate of Amendment has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:47 PM 07/31/2025
FILED 05:47 PM 07/31/2025
SR 20253536704 - File Number 6031818

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation this 31st day of July, 2025.

/s/ Frances Maier

Frances Maier,
Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BABYQUIP, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF DECEMBER, A.D. 2023, AT 3:35 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6031818 8100
SR# 20234289641

Authentication: 204873433
Date: 12-20-23

BABYQUIP, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

BabyQuip, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is BabyQuip, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on May 2, 2016 under the name Babierge, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor.

3. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 20th day of December, 2023.

By: /s/ Frances Maier
Frances Maier, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:35 PM 12/20/2023
FILED 03:35 PM 12/20/2023
SR 20234289641 - File Number 6031818

Exhibit A

BABYQUIP, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is BabyQuip, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 9 East Loockerman Street, Suite 311, Dover, DE 19901, County of Kent. The name of its registered agent at such address is GKL Registered Agents of DE, Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"***Board Approved***" means the approval of the Board by a unanimous vote at a meeting of the Board or an action taken by unanimous written consent.

"***Board Composition***" means:

(a) the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect all director(s) of the Corporation.

"***Original Issue Price***" means $0.5542 per share for the Series Seed-1 Preferred Stock, $0.4988 per share for the Series Seed-2 Preferred Stock, $0.4442 per share for the Series Seed-3 Preferred Stock, $0.3949 per share for the Series Seed-4 Preferred Stock, $0.5732 per share for the Series Seed-5 Preferred Stock, $0.8132 per share for the Series Seed-6 Preferred Stock, $1.07 per share for the Series Seed-7 Preferred Stock and $1.07 per share for the Series Seed-8 Preferred Stock.

"***Permitted Exit***" means a Deemed Liquidation Event in which (i) the holders of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock, and Series Seed-7 Preferred Stock will receive an amount per share of not less than one and a half times (1.5X) the applicable Original Issue Price in connection with such Deemed Liquidation Event, and (ii) each Series Seed-8 Holder shall receive an aggregate amount of not less than one and one quarter times (1.25X) the Purchase Amount in connection with such Deemed Liquidation Event.

"***Permitted Financing***" means a financing transaction in which the securities issuable in such financing (1) shall have an original issue price greater than the Original Issue Price of the Series Seed-8 Preferred Stock, and (2) shall be subordinate or senior to or *pari passu* with the Series Seed-8 Preferred Stock.

"***Purchase Amount***" means the aggregate purchase price paid for shares of Series Seed-8 Preferred Stock by a Seed-8 Holder.

"***Recapitalization Event***" means any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis).

"***Seed-8 Holder***" means a holder of Series Seed-8 Preferred Stock.

"***Series Seed Preferred Stock***" means, collectively, the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Seed-5 Preferred Stock Series Seed-6 Preferred Stock, Seed-7 Preferred Stock and Seed-8 Preferred Stock.

"***Warrants***" means Warrants to Purchase Common Stock that are issued to Seed-8 Holders in connection with the purchase of Seed-8 Preferred Stock.

"***Warrant Shares***" means shares of Common Stock issued or issuable upon the exercise of Warrants.

"***Warrant Shares Proceeds***" means the aggregate amounts payable to a Seed-8 Holder for Warrant Shares held by such Seed-8 Holder in connection with a Deemed Liquidation Event.

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 90,000,000, consisting of (a) 60,000,000 shares of Common Stock, $0.0001 per share and (b) 30,000,000 shares of Preferred Stock, $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 1,578,139 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-1 Preferred Stock***", 2,110,616 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-2 Preferred Stock***", 1,613,384 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-3 Preferred Stock***", 2,384,565 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-4 Preferred Stock***", 2,269,054 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-5 Preferred Stock***", 4,296,090 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-6 Preferred Stock***", 2,803,738 shares of the Preferred Stock of the

Corporation are hereby designated "***Series Seed-7 Preferred Stock***" and 2,523,364[1] shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-8 Preferred Stock.***" Subject to the provisions of Part B, Section 2.3 of this Article V, the Board of Directors of the Corporation (the "***Board***") is hereby authorized, by filing a certificate pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) (i) with respect to the shares of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock and Series Seed-7 Preferred Stock, the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid

---

thereon, and (ii) with respect to the shares of Series Seed-8 Preferred Stock, an amount equal to $1.3375 (subject to appropriate adjustment in the event of any Recapitalization Event) for each such share of Series Seed-8 Preferred Stock, plus any dividends declared but unpaid thereon (the "***Seed-8 Liquidation Preference***"); provided, however, that notwithstanding the foregoing or anything herein contained to the contrary, in no event shall the Seed-8 Liquidation Preference exceed one and one quarter times (1.25X) the Purchase Amount, when aggregating the Series Seed-8 Liquidation Preference and the Warrant Shares Proceeds payable to a Seed-8 Holder, and to the extent that the proceeds to such Seed-8 Holder in a Deemed Liquidation Amount shall exceed one and one quarter times (1.25X) times the Purchase Amount, the Seed-8 Liquidation Preference payable to such Seed-8 Holder shall be reduced, on a dollar for dollar basis, based on the Warrant Shares Proceeds, so that such Seed-8 Holder shall receive not more than one and one quarter times (1.25X) the Purchase Amount in any Deemed Liquidation Event for shares of Series Seed-8 Preferred Stock and Warrant Shares held by such Seed-8 Holder, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party;

provided, however that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license that is the functional equivalent of a sale or all or substantially all of the intellectual property of the Corporation or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

Notwithstanding anything to the contrary in Section 1.3.1(a) or (b) hereof, a Deemed Liquidation Event shall not be deemed to have occurred (x) with respect to any transaction that is solely for the purposes of effecting a reincorporation of the Corporation into another jurisdiction, or (y) with respect to a single transaction or series of transactions in which 50% percent or more of the Corporation's voting power is transferred in connection with a bona fide financing transactions undertaken for wholly or primarily for capital raising purposes.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Voting Procedures. Each holder of Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged) shall have seven (7) calendar days after receipt of notice (the "***Notice Period***") of any action subject to a vote of the holder; provided, however, that nothing herein contained shall relieve a holder of Preferred Stock of any contractual obligation, to the Company or any other stockholder, to vote the shares of Preferred Stock held by such stockholder in accordance with the provisions thereof. If a holder of Preferred Stock fails to vote within the Notice Period, such failure will serve as authorization for the Board to vote such holder's shares in alignment with the majority of all voting Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged).

2.3 Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director. Except as otherwise provided in this Subsection 2.3, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 2.3

2.4 Preferred Stock Protective Provisions. At any time when at least twenty-five percent (25%) of the Series Seed Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any Recapitalization Event), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) amend, alter, or repeal any provision of the Company's Certificate of Incorporation or Bylaws in a manner that alters the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock and, for the avoidance of doubt, the issuance, authorization, or designation of securities in a Permitted Financing shall not be deemed to alter the rights, powers or privileges of the Series Seed Preferred Stock as then in effect, in a way that adversely affects the rights of the Series Seed Preferred Stock for the purposes hereof;

(b) increase or decrease the authorized number of shares of any class or series of capital stock, other than in connection with a Permitted Financing;

(c) other than in connection with a Permitted Financing, authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the

Corporation, as then in effect, that are senior to or on a parity with the Series Seed-8 Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or Common Stock;

(f) other than in connection with a Permitted Exit, liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3;

(g) form or hold capital stock in any subsidiary, joint venture, or similar business entity;

(h) increase or decrease the size of the Board, other than in connection with a Permitted Financing;

(i) unless Board Approved, create, or authorize the creation of, or issue, or authorize the issuance of any debt security (but not, for the avoidance of doubt, any convertible debt security, including convertible promissory notes, Safes and the like), if the aggregate indebtedness of the Company for borrowed money following such action would exceed $500,000;

(j) unless Board Approved, make any loan or advance to any person, including, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board;

(k) unless Board Approved or otherwise in the ordinary course of business, enter into or be a party to any transaction with any director or executive officer or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934) of any such person; or

(l) unless Board Approved, make any material change in the nature of the Company's business

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration

by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the

number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such

decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend,

distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will

automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice, unless any such notice period shall be shortened or waived by the affirmative vote or written consent of the Requisite Holders.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers

and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE XI: FORUM.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

*   *   *   *   *

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

babyquip ...

babyquip We are excited to announce that BabyQuip will soon be launching an opportunity for you to invest and join us in revolutionizing family travel.

Here are five reasons to consider investing in BabyQuip:
1. As a brand, families trust BabyQuip has fulfilled over 385,000 orders, and 99% of our reviews are 5-star from happy parents and travelers. With a Net Promoter Score (NPS) over 90, families love us, and keep coming back.

2. Now expanding into a $40B market with categories including pet, beach, and party we are opening massive new revenue streams beyond baby gear.

3. A rare opportunity to get in early with BabyQuip's revenue up 76% and gross margins exceeding 85%, with a clear path to profitability. Our valuation remains close to 2023, making now a compelling time to invest.

4. Led by a proven founder BabyQuip CEO Fran Maier is a pioneering serial entrepreneur with a 25+ year track record of launching and scaling disruptive consumer brands, including https://pulse.ly/kpjywocyb9TRUSTe, and now BabyQuip

5. Powered by parents and built for families with over 3,000+ trained Quality Providers, mostly moms, deliver and manage gear in 2,000+ locations. We're not just growing a company; we're growing a supportive, entrepreneurial community.

Stay tuned for more details on how you can be part of our journey.
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Your story 2h
BabyQuip
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Cribs
Car Seats
Strollers
High Chairs
Beach Gear
Snoos
Toys
Wagons
Baby Gear Rentals
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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BabyQuip®
Invest in
Stress-Free
Family Travel
Cribs
Car Seats
Strollers
High Chairs
Beach Gear
Snoos
Toys
Wagons
Baby Gear Rentals
Clean, Safe & Insured
BabyQuip

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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BabyQuip®
BabyQuip®
The Pout-Pout Fish
BabyQuip®

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


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BabyQuip®
Revolutionizing
Family Travel
BabyQuip
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


Your story 49s
BabyQuip®
Revolutionizing
Family Travel
BabyQuip

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


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BabyQuip
BabyQuip.co
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

BabyQuip | start engine



Dear Hi there!,

As one of our amazing Quality Providers, you've helped make BabyQuip the leading marketplace for baby gear rentals. Every family you've served has contributed to our growth. And now, for the first time in two years, we're inviting our community to own part of what you've built.

Some of you have already invested in past rounds, and I am so grateful. Your support has helped us hit milestones we could not have achieved without you. In the next few weeks, we're launching our next raise on StartEngine, a platform where everyday people can invest in companies they believe in. Instead of perks or products, you become a true owner in BabyQuip.

You can learn more about StartEngine investing here.

Here's why this is such an exciting moment:

- **Big Partnerships:** We've partnered with Vrbo (Expedia Group), bringing BabyQuip in front of millions of traveling families. This is in addition to the 1000s of other partnerships we have with vacation rental and property management companies, hotels, travel agencies and more
- **Growth & Reach:** Together, we've delivered 385,000+ orders - over 100k last year alone.
- **Expansion Ahead:** With GoQuip, we're moving beyond baby gear into beach, pet, and mobility rentals—a $40B+ market.
- **Customers Love Us:** We consistently earn a world-class 90+ NPS, a strong measure of how customers rate our service.
- **Recognition:** BabyQuip ranked #1,532 on the Inc. 5000, and I was honored on both the Forbes 50 Over 50: Lifestyle and Fortune Top 500 Female Founders lists.
- **Your Chance to Invest:** When the raise opens, you'll be able to join starting at just $500 (with a base price of $1.07 per share, same as last time), with early access and bonus shares for our BabyQuip family.

Stay tuned for details on timing and how to claim your early investor perks.

This is your opportunity to play an even bigger role in the BabyQuip story. I'd love for you to join us in this next exciting chapter—not just as a QP, but as an owner.

With gratitude,



Fran Maier
CEO + Founder

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

BabyQuip, Inc., 3201 Zafarano Dr, STE C-584-30698, Santa Fe, NM 87506, United States, (201) 696-8094

Yesterday 12:04 PM

BabyQuip: Back the brand making family travel easier. Sign up now to get early access to invest in BabyQuip. Learn more: babyquip.attn.tv/a4kdD5F21GCm

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Why should you invest?

BabyQuip is Revolutionizing Family Travel



1. A Brand Families Trust
2.
3. A Rare Opportunity to Get In Early
4. Led by a Proven Founder
5.

The Early Bird Gets More Rewards

Loyalty Perks	Our Community	Super Early Bird	Early Bird Bonus

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Baby, Beach, and Pet Gear Delivered Anywhere You Go.



Company Highlights

385k	2,000+	90+
Orders	Locations	
140K	**50%**	**83%**

View Our Annual Reports



What Investors Are Saying

Who is the founder and CEO of BabyQuip?



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Pack Light.

Travel Happy.


BabyQuip
start engine
Invest in
Stress-Free
Family Travel

We have some exciting news: BabyQuip will be raising funds through a crowdfunding campaign on StartEngine soon. We want to give you the chance to own a piece of the baby gear rental service taking the travel industry by storm! Be the first to get exclusive updates and information about special perks.

STARTENGINE FAQ

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Why Invest

1. Market Leader with Room to Grow

We are the number one baby gear rental platform and now expanding into beach, party, pet, and mobility gear to capture a $40 billion market.

2. Strong Growth + Clear Path to Profitability

With 76 percent revenue growth, high repeat usage, and 85 percent margins, we are on track for profitability and offer major upside for early investors.

3. Visionary Team + High Impact Partnerships

Led by proven founders and backed by over $12M in funding, we are scaling fast through partnerships with well-established travel brands and over 10,000 affiliate partners.


2025
Inc.
5000
RANKED
1532
26th
#1

Bonus Perks for Investing Early

Invest within the **first 72 hours** and receive

12% BONUS SHARES

Invest within the **first week** and receive

10% BONUS SHARES

Invest within the **first two weeks** and receive

7% BONUS SHARES

GET NOTIFIED

BabyQuip

INVEST | DOWNLOAD APP | RENT GEAR






Invest in

Stress-Free Family Travel






BabyQuip

Sign up to learn more about this opportunity to invest in BabyQuip and receive exclusive early-investor perks. This is your chance to own part of BabyQuip and grow with us.

GET UPDATES

Bonus Perks for Investing Early

Invest within the **first 72 hours** and receive

12% BONUS SHARES

Invest within the **first week** and receive

10% BONUS SHARES

Invest within the **first two weeks** and receive

7% BONUS SHARES

GET NOTIFIED

EXPLORE RENTAL LOCATIONS

EXPLORE PARTY RENTALS

RENT SLEEP ESSENTIALS

BabyQuip

INVEST DOWNLOAD APP RENT GEAR

Why They Invested

We've helped thousands of families travel more easily. Hear from the people who chose to be part of our journey as investors.

★★★★★

"We invested in BabyQuip on the strength of Fran's experience and character and we certainly understood the market need. Quarter after quarter we have seen her consistent leadership in innovation, transparency, and thinking big enables her whole organization to scale supply and service with off-the-charts satisfaction metrics."

-Julie Castro Abrams, How Women Invest

★★★★★

"I couldn't be happier with my decision to invest in BabyQuip. The team's dedication to providing safe and convenient baby gear rentals has created a truly unique and valuable service. Their growth and success thus far have exceeded my expectations, and I'm excited to continue to support their mission of making travel with children easier for families everywhere."

-Tim Dick, Startup Capital Ventures

★★★★★

"It's so refreshing to invest in BabyQuip, a company that is providing a unique and meaningful solution to an unmet market need and is led by a woman with a track record of success. The fact that her business model also provides revenue to her service providers is icing on the cake!"

-Anne Devereux-Mills

GET MORE INFORMATION

Bonus Perks for Investing Early

Invest within the **first 72 hours** and receive

12% BONUS SHARES

Invest within the **first week** and receive

10% BONUS SHARES

Invest within the **first two weeks** and receive

7% BONUS SHARES

EXPLORE RENTAL LOCATIONS

EXPLORE PARTY RENTALS

RENT SLEEP ESSENTIALS

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

BabyQuip, Inc., 8201 Zafarano Dr. STE C-584-30698, Santa Fe, NM 87506, United States, (201) 895-8094


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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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BabyQuip
850-630
BabyQuip.co

Hi Hi there!,

You believed in BabyQuip before most people even knew this category existed. Your early support helped us grow from an idea into the leading baby gear rental marketplace, making family travel easier for hundreds of thousands of parents and children.

Because you've been with us from the start, I want you to hear this from me first:

We're preparing for our next raise on StartEngine at a valuation of $32.9M ($1.07/share). We've intentionally kept the valuation close to 2023 levels so our early backers like you can capture more of the upside ahead.

Since our last raise, here are just some of the exciting achievements:

Momentum & Growth

- 57% GMV growth: $12M → $19M
- 185,000+ new orders fulfilled (+140%)
- Doubled our provider network to 3,000+
- 76% net revenue growth: $3.4M → $6.1M
- Signed Vrbo agreement
- Launched GoQuip alpha, expanding our addressable market to $40B
- Added key executives and board members with deep expertise in marketplaces, VC, and privacy/security laws

Unit Economics Are Stronger Than Ever

- Margin per order more than doubled: $11 → $23
- Order growth +11% in Q2 2025
- Profitable in June, July, and tracking for August

Reaching profitability while still growing is a huge milestone—it shows our model is working and that we're building something lasting.

We're Getting Noticed

- Inc. 5000: #1,532 in 2025
- Forbes 50 Over 50: Lifestyle
- Inc. 500 Female Founder recognition

It's always gratifying to see the hard work of our team recognized on big stages.

Early Investor Perks (Limited Time)

- Loyalty Bonus: +10% bonus shares for prior investors
- First 72 hours: +12% bonus shares
- First week: +10% bonus shares
- First two weeks: +5% bonus shares

I'd love to personally walk you through our 2025–2028 growth plan and talk about how you can participate early.

SCHEDULE A CALL WITH ME HERE

Thank you again for believing in BabyQuip. We simply wouldn't be here without you. Together, we've built the leader in family travel rentals, and the most exciting part of the journey is still ahead.

Best,



Fran Maier
CEO + Founder




BabyQuip
850-630

Hi Hi there!,

You believed in BabyQuip before most people even knew this category existed. Your early support helped us grow from an idea into the leading baby gear rental marketplace, making family travel easier for hundreds of thousands of parents and children.

Because you've been with us from the start, I want you to hear this from me first:

We're preparing for our next raise on StartEngine at a valuation of $32.9M ($1.07/share). We've intentionally kept the valuation close to 2023 levels so our early backers like you can capture more of the upside ahead. We will keep you posted as we launch our campaign in the coming weeks.

Since our last raise, here are just some of the exciting achievements:

Momentum & Growth

- 57% GMV growth: $12M → $19M
- 185,000+ new orders fulfilled (+140%)
- Doubled our provider network to 3,000+
- 76% net revenue growth: $3.4M → $6.1M
- Signed Vrbo agreement
- Launched GoQuip alpha, expanding our addressable market to $40B
- Added key executives and board members with deep expertise in marketplaces, VC, and privacy/security laws

Unit Economics Are Stronger Than Ever

- Margin per order more than doubled: $11 → $23
- Order growth +11% in Q2 2025
- Profitable in June, July, and tracking for August

Reaching profitability while still growing is a huge milestone—it shows our model is working and that we're building something lasting.

We're Getting Noticed

- Inc. 5000: #1,532 in 2025
- Forbes 50 Over 50: Lifestyle
- Inc. 500 Female Founder recognition

It's always gratifying to see the hard work of our team recognized on big stages.

Early Investor Perks (Limited Time)

- Loyalty Bonus: +10% bonus shares for prior investors
- First 72 hours: +12% bonus shares
- First week: +10% bonus shares
- First two weeks: +5% bonus shares

Thank you again for believing in BabyQuip. We simply wouldn't be here without you. Together, we've built the leader in family travel rentals, and the most exciting part of the journey is still ahead.

Best,



Fran Maier
CEO + Founder

BabyQuip, Inc., 3201 Zafarano Dr, STE C-664-80598, Santa Fe, NM 87505, United States, (201) 635-8094

BabyQuip

Imani, it's official!

Your baby gear awaits your arrival! You will hear from your Quality Provider, **Jessie O'Brien-Sheats**, prior to the delivery date to go over the details.

Order Confirmation #3C6898FE

VIEW/MODIFY RESERVATION

CANCEL RESERVATION

Order Details



Graco Pack and Play Portable Playard w/ Quilted Sheet

Item Price: 3 days @ $8.00/day

Qty: 1

Total Item Cost: $24.00



Fisher-Price Healthy Care Deluxe Booster Seat, Portable Infant and Toddler Dining Chair

Item Price: 3 days @ $3.00/day

Qty: 1

Total Item Cost: $9.00



Sign Up to Be the First to Invest

LEARN MORE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Subtotal (2 items)	$33.00
Service Fee	$8.45
Tax	$8.00
Delivery & Pickup Fees *BabyQuip Quality Providers do not install car seats	$54.00
Total	$103.45

⏰ Coming soon! Don't miss your chance to be a part of Revolutionizing Family Travel! Find out more.

BabyQuip

How It Works | Trust & Safety | Become a Provider | Locations | Services | Company | Download App | Invest



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Baby Gear Rentals

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Destin-Fort Walton Beach Airport, Florida 85, Eglin Air Force Bas

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BabyQuip

We would like to give YOU the chance to invest and own a piece of BabyQuip.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

COMING SOON

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Interested in Owning a Piece of BabyQuip?

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.